e


      As filed with the Securities and Exchange Commission on June 28, 1995.

                                                       Registration No. 33-58309

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                           ---------------------------
                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                              COMMNET CELLULAR INC.
             (Exact name of registrant as specified in its charter)
                           --------------------------
     Colorado                                           84-0924904
     (State or other juris-                         (I.R.S. Employer
     diction of incorporation                       Identification No.)
     or organization)
                           --------------------------
                         5990 Greenwood Plaza Boulevard
                           Englewood, Colorado  80111
                                 (303) 694-3234
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                              Amy M. Shapiro, Esq.
                       Vice-President and General Counsel
                              CommNet Cellular Inc.
                         5990 Greenwood Plaza Boulevard
                            Englewood, Colorado 80111
                                 (303) 694-3234
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement depending upon market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /x/
                           --------------------------

                                 330,000 Shares

                              COMMNET CELLULAR INC.

                                  Common Stock
                           --------------------------

     This Prospectus covers the resale by certain holders (the "Selling Securityholders") of up to 330,000 shares of common stock, par value $.001 per share (the "Common Stock"), of CommNet Cellular Inc., a Colorado corporation (the "Company") which were or are to be issued by the Company to the Selling Securityholders upon conversion of up to $4,950,000 in aggregate principal amount of the Company's 8.75% Convertible Subordinated Notes due 2001 (the "Notes").


     The Common Stock is listed on the NASDAQ National Market under the trading symbol "CELS." On June 27, 1995, the last reported sale price of the Common Stock was $27.

     The Company will not receive any of the proceeds from the sale of the shares by the Selling Securityholders. Expenses of preparing and filing the registration statement to which this Prospectus relates and all post-effective amendments will be borne by the Company.


     See "Risk Factors" on pages 4-7 for a discussion of certain factors which prospective investors should consider prior to an investment in the Common Stock.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this Prospectus is June 28, 1995.

     No person is authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Securityholder. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information contained herein since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

                    ----------------------------------------


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information. . . . . . . . . . . . . . . . . . . . . . . . . .       2
Incorporation by Reference . . . . . . . . . . . . . . . . . . . . . . .       3
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4-7
Recent Developments. . . . . . . . . . . . . . . . . . . . . . . . . . .       7
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       8
Selected Consolidated Financial Statements . . . . . . . . . . . . . . .    9-10
Management's Discussion and Analysis of Financial Condition and Results
  of Operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11-20
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      20
Selling Securityholders. . . . . . . . . . . . . . . . . . . . . . . . .   20-21
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . .   21-22
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      22
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      22

                    ----------------------------------------


                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information as of particular dates concerning its directors and officers and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to shareholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and Room 1400, 75 Park Place, New York, New York 10007. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration

Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, as amended by the Form 10-K/A No. 1 dated January 11, 1995, Form 10-K/A No. 2 dated May 25, 1995 and Form 10-K/A
          No. 3 dated June 16, 1995.


     2. The Company's Quarterly Report Form 10-Q for the fiscal quarter ended December 31, 1994 as amended by Form 10-Q/A dated May 25, 1995.

     3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, as amended by Form 10-Q/A dated June 16, 1995.


     4. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares to which this Prospectus relates.

     5. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed October 6, 1986.

     6. The description of the Company's Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A filed December 20, 1990.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of such person, a copy of any or all documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Stockholder Relations, CommNet Cellular Inc., 5990 Greenwood Plaza Blvd., Suite 300, Englewood, Colorado 80111.

                                   THE COMPANY

     The Company is engaged in the operation, management and financing of cellular telephone systems in which its affiliates hold an ownership interest. The Company was incorporated in Colorado in October 1983 and maintains its registered office and executive offices at Suite 300, 5990 Greenwood Plaza Boulevard, Englewood, Colorado 80111. Its telephone number is (303) 694-3234. References to the Company herein shall be deemed to refer to the Company and its consolidated subsidiaries, unless the context requires otherwise.

                                  RISK FACTORS

     In addition to the other information in this Prospectus and otherwise incorporated by reference herein, the following factors should be carefully considered in evaluating the Company and its business before purchasing the shares offered hereby.


HIGHLY LEVERAGED FINANCIAL POSITION; DEBT SERVICE REQUIREMENTS

    The Company is highly leveraged and has substantial debt service requirements. At March 31, 1995, the Company had outstanding long-term debt of $263,138,000, compared to stockholders' equity of $7,825,000. Interest expense was $21,339,000 for fiscal year 1994, $9,731,000 of which was payable on a cash basis and the balance of which constituted accretion on the Company's 11 3/4% Senior Subordinated Discount Notes. The Credit Agreements provide for the reborrowing of any loan repayments made to CoBank until the revolving commitments under the Credit Agreements terminate in December 1995. Upon such termination, amounts due under the Credit Agreements are converted into term loans requiring quarterly cash amortization payments through December 31, 2000. The Company is currently negotiating with CoBank to extend the termination date under the Credit Agreements until December 1996, and to reduce the principal amortization period from five to four years. There can be no assurance that the extension will be obtained. See "Management's Discussion and Analysis of
Financial  Condition  and  Results  of  Operations  --  Liquidity  and   Capital
Resources."

    The Company's ability to meet its debt service requirements will require significant and sustained growth in cash flow by the Company and its affiliates. Historically, the Company has been able to make required interest payments on its indebtedness from borrowings under bank loans and from equity and debt financings. The Company will require continued access to such financing sources until such time as the Company generates sufficient positive cash flow from operations to service its debt and, to the extent that the Company's leverage increases, the Company's access to such financing sources may be curtailed or made more expensive. There can be no assurance that the Company will experience the necessary growth in cash flow or will be able to access the financing sources described above.

OPERATING LOSSES AND NET LOSSES

    The Company has experienced operating losses and net losses from inception. The accumulated deficit was $107,239,016 and $113,075,709 at December 31, 1994 and March 31, 1995, respectively. The Company anticipates that losses will continue over the next several years. Operating losses in fiscal years 1992, 1993 and 1994 were $18,344,000, $15,431,000 and $5,669,000, respectively
(including depreciation, amortization and write-downs of switch assets related to an upgrade program of $14,115,000, $19,951,000 and $15,767,000, respectively), and net losses for the same periods were $17,042,000, $22,666,000 and $16,751,000, respectively. Operating losses for the six months ended March 31, 1995 were $3,414,000 (including depreciation and amortization of $8,029,000), and net losses for the same period were $12,274,000. There can be no assurance that future operations will be profitable or generate positive operating income.

HOLDING COMPANY STRUCTURE

    A substantial portion of the Company's assets and operations are investments in its subsidiaries and affiliates and, to that extent, the Company is effectively a holding company. The Company must rely on dividends, loan repayments and other intercompany cash flows from its subsidiaries and affiliates to generate the funds necessary to meet the Company's debt service obligations. The Credit Agreements contain restrictions on the ability of any subsidiary or affiliate of the Company which has borrowed from CIFC to make distributions to the Company. The Company has guaranteed the obligations of CIFC to CoBank and has granted a first security interest in all of the assets of the Company as security for such guaranty. The assets of affiliates which borrow funds from CIFC are pledged to CIFC, which in turn assigns such pledges to CoBank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Claims of other creditors of the Company's subsidiaries and affiliates, including CoBank, tax authorities, trade creditors and creditors of those affiliates which have financing sources in addition to the Company, will generally have priority as to the assets of such subsidiaries and affiliates over the claims of the Company and the holders of certain indebtedness of the Company.

RESTRICTIONS UNDER DEBT INSTRUMENTS

    The Company's operations and financial performance are subject to covenants contained in certain agreements related to the Company's indebtedness, including the Credit Agreements and the indenture governing the 11 3/4% Senior Subordinated Discount Notes. Among other things, those agreements (i) limit the Company's ability to incur additional indebtedness, including guarantees, sell or create liens upon its assets, pay dividends on and make other distributions with respect to its capital stock and enter into new lines of business and (ii) require the Company to meet certain financial performance tests and use portions of the net proceeds from the sale of certain assets and the issuance of debt securities by the Company to repay obligations under certain agreements. These restrictions could limit the Company's ability to effect future acquisitions or financing or otherwise restrict corporate activities.

NATURE OF COMPANY'S OWNERSHIP OF LICENSES

    Many of the Company's interests in cellular systems are owned through affiliates that are partners in limited partnerships which are the licensees for their respective systems. In those partnerships in which the Company's affiliate is a limited partner or is one of several general partners, certain decisions, such as the timing and amount of cash distributions and sale or liquidation of the partnership, may not be subject to a vote of the limited partners or may require a greater percentage vote than that owned by the Company's affiliate. In those partnerships that are not managed by the Company, the Company is dependent on the managing partner to meet the licensee's obligations under the FCC's rules and regulations. There can be no assurance that any partnership in which the Company holds an interest will make decisions on such matters which will be in the Company's best interest or that other partners' conduct and character will not adversely affect the continuing qualification of licensees in which the Company holds an interest.

LIMITED OPERATING HISTORY; NEW INDUSTRY

    Cellular operations within the network began in 1988 and, accordingly, the Company's operating history is limited. Moreover, its operations to date have concentrated on the acquisition of interests in cellular systems licenses and licensees and the construction and initial operation of cellular systems. A substantial majority of the cellular telephone systems in which the Company holds an interest have been operational for less than five years. While there are a substantial number of cellular telephone systems operating in the United States and in other countries, cellular telecommunications is a relatively new industry with a limited history. Moreover, most of the cellular systems in which the Company holds an interest are RSA markets, which have an even more limited operating history than the larger MSA markets. Based on demographic factors, including population size and density, traffic patterns and other relevant market characteristics, the Company believes that successful commercial exploitation of the RSA and MSA markets in which the Company holds interests can be achieved. However, there can be no assurance that this will be the case.

COMPETITION; NEW TECHNOLOGIES; OBSOLESCENCE

    The FCC licenses two cellular carriers in each market. Competition for customers between the two systems is principally on the basis of quality, service and price. The Company's competitors may have financial resources which are substantially greater than those of the Company and its partners. In addition, FCC policy requires cellular licensees to provide, on a nondiscriminatory basis, cellular service to resellers that purchase blocks of mobile telephone numbers and then resell them to the public. This may create added competition at the retail level.

    Competition also may arise from other technologies, including conventional mobile telephone services, mobile satellite systems, wireless data services, paging services and Specialized Mobile Radio ("SMR") systems. The FCC has recently given approval for the creation of enhanced SMR ("ESMR") systems, which combine multiple SMR systems in a cellular structure and employ frequency reuse, like cellular, thereby potentially eliminating much of the current technological distinction between SMR and cellular.

    The FCC has also allocated radio channels for personal communications services ("PCS"). Among other possible uses, PCS will be capable of providing a two-way mobile voice and data telephone service that is similar to cellular service. PCS will be a digital, wireless communications system that will utilize technology that could allow it to compete effectively with cellular systems, particularly in densely populated areas. Licenses will be awarded by competitive bidding. Auctions for the first two spectrum blocks have been completed. Absent delays caused by any judicial proceedings, PCS systems can be expected to commence operation in major metropolitan areas as early as the end of calendar year 1995.

    Continuing technological advances in the communications field make it impossible to predict the extent of additional future competition for cellular systems, but it is certain that in the future there will be more potential substitutes for cellular service. There can be no assurance that the Company will not face significant future competition or that cellular technology will not eventually become obsolete.

VALUE OF CELLULAR LICENSES DEPENDENT UPON SUCCESS OF OPERATIONS AND INDUSTRY

    A substantial portion of the Company's assets consists of interests in cellular licenses and in entities holding cellular licenses. The value of cellular licenses will depend significantly upon the success of the operations of such licensees and the growth of the industry generally. Although a market for interests in cellular licenses currently exists and the Company believes that such a market will continue, there can be no assurance that this will be the case. Even if a market does continue in the future, the values obtainable for interests in cellular licenses in such a market may be significantly lower than current values.

REGULATORY CONSIDERATIONS

    The licensing, construction, operation, sale and acquisition of cellular systems are regulated by the FCC. In addition, certain aspects of cellular operations, such as resale of cellular services, may be subject to public utility regulation in the state in which the service is provided. The ongoing operations of the Company may require permits, licenses and other authorization from regulatory authorities (including but not limited to the FCC) not now held by the Company. In addition, licensing proceedings and applications for granting and transferring construction permits and operating licenses have been subject to substantial delays by the FCC. While the Company expects that it will receive requisite authorizations and approvals in the ordinary course of business, no assurance can be given that the applicable regulatory authority will grant such approvals in a timely manner, if at all. Moreover, changes in regulation, such as increased price regulation or deregulation of interconnection arrangements, could adversely affect the Company's financial condition and operating results. Under the FCC rules, licenses for cellular systems are generally issued for ten-year terms. Although a licensee may apply for renewal and, under certain circumstances, may be entitled to a renewal expectancy, renewal is not automatic. The Company's renewal applications may be subject to petitions to deny or competing applications. Therefore, no assurance can be given that any license will be renewed.

RADIOFREQUENCY EMISSION CONCERNS

    Media reports have suggested that certain radiofrequency ("RF") emissions from portable cellular telephones might be linked to cancer. Concerns over RF emissions may have the effect of discouraging the use of cellular telephones, which could have an adverse effect upon the Company's business. The FCC has a rulemaking proceeding pending to update the guidelines and methods it uses for evaluating RF emissions from radio equipment, including cellular telephones. The proposal would impose more restrictive standards on RF emissions from lower power devices such as portable cellular telephones.

DEPENDENCE ON KEY PERSONNEL

    The Company's affairs are managed by a small number of key personnel, the loss of which could have an adverse impact on the Company.



                                RECENT DEVELOPMENTS

     On June 20, 1995, the Company filed a Registration Statement on Form S-3 with the Commission for the registration of a proposed public offering (the
"New Notes Offering") of $80,000,000 aggregate principal amount of the Company's Subordinated Notes due 2005 (the "New Notes"). The net proceeds from the New Notes Offering are estimated to be approximately $77,000,000. The Company intends to use approximately $76,765,000 of such net proceeds to redeem all of the Company's outstanding 6 3/4% Convertible Subordinated Debentures due 2009 (the "6 3/4% Convertible Subordinated Debentures") at a redemption price of 102.7% of the principal amount thereof. Holders of the 6 3/4% Convertible Subordinated Debentures have the right, exercisable at any time prior to the date set for redemption (the "Redemption Date") of such debentures in a notice from the Company to such holders, to convert such debentures into the Company's Common Stock at a conversion price of $27.625 per share of Common Stock. The Company expects that the Redemption Date will be approximately 20 days after consummation of the New Notes Offering. The last reported sales price of the Company's Common Stock on the Nasdaq National Market on June 27, 1995 was
$27. To the extent the holders of the 6 3/4% Convertible Subordinated Debentures exercise their right to convert such debentures into shares of the Company's Common Stock, the Company will repay up to $28,613,000 of indebtedness under the Credit Agreements shortly after the consummation of the New Notes Offering. The Company does not intend immediately to reduce borrowings under the Credit Agreements below $34,591,000 in order to avoid penalties relating to early termination of agreements that fix interest rates. However, the Company will consider further reductions in borrowings under the Credit Agreements as such agreements fixing interest rates expire. The Company intends to use the balance of such proceeds for general corporate purposes which may include additional reductions in indebtedness under the Credit Agreements, capital expenditures or acquisitions.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1995 and as adjusted to give effect to the New Notes Offering and the assumed use of proceeds thereof, assuming (i) all of the outstanding 6 3/4% Convertible Subordinated Debentures are redeemed and (ii) all of the outstanding 6 3/4% Convertible Subordinated Debentures are converted by the holders thereof into shares of the Company's Common Stock. This table should be read in conjunction with the Company's consolidated financial statements, related notes and other financial information included or incorporated by reference in this Prospectus. There can be no assurance that the New Notes Offering will be consummated, and, accordingly, no assurance can be given that the 6 3/4% Convertible Subordinated Debentures will be redeemed or converted into shares of the Company's Common Stock.



                                                                          AS OF MARCH 31, 1995
                                                         -------------------------------------------------------
                                                                             ADJUSTED FOR        ADJUSTED FOR
                                                             ACTUAL           REDEMPTION        CONVERSION (1)
                                                         ---------------  ------------------  ------------------
Cash and available-for-sale securities.................  $    14,408,024  $    14,642,855     $    62,794,881
                                                         ---------------  ------------------  ------------------
                                                         ---------------  ------------------  ------------------
Short-term debt:
Current portion of long-term debt......................  $     1,090,870  $     1,090,870     $     1,090,870
Obligation under capital leases due within
 one year..............................................          467,798          467,798             467,798
                                                         ---------------  ------------------  ------------------
    Total short-term debt..............................  $     1,558,668  $     1,558,668     $     1,558,668
                                                         ---------------  ------------------  ------------------
                                                         ---------------  ------------------  ------------------
Long-term debt:
  Secured bank financing...............................  $    63,203,738  $    63,203,738     $    34,590,595
  Obligation under capital leases......................          620,138          620,138             620,138
  11 3/4% Senior Subordinated Discount Notes (2).......      119,617,285      119,617,285         119,617,285
    % Subordinated Notes due 2005 (3)..................        --              80,000,000          80,000,000
  8.75% Convertible Senior Subordinated Notes (2)......        4,950,000        4,950,000           4,950,000
  6 3/4% Convertible Subordinated Debentures (2).......       74,747,000          --                  --
                                                         ---------------  ------------------  ------------------
    Total long-term debt...............................      263,138,161      268,391,161         239,778,018
Stockholders' equity:
  Preferred Stock: $.01 par value; 1,000,000 shares
   authorized; none issued.............................        --                 --                  --
  Common Stock: $.001 par value; 40,000,000 shares
   authorized; 11,953,959 shares issued (14,659,733
   shares adjusted for conversion).....................           11,954           11,954              14,660
  Capital in excess of par value.......................      120,888,317      120,888,317         194,019,643
  Accumulated deficit..................................     (113,075,709)    (116,706,846)       (113,075,709)
                                                         ---------------  ------------------  ------------------
    Total stockholders' equity.........................        7,824,562        4,193,425(4)       80,958,594(5)
                                                         ---------------  ------------------  ------------------
      Total capitalization.............................  $   270,962,723  $   272,584,586     $   320,736,612
                                                         ---------------  ------------------  ------------------
                                                         ---------------  ------------------  ------------------

- ------------------------
(1) The 6 3/4% Convertible Subordinated Debentures are convertible into shares of the Company's Common Stock at a conversion price of $27.625 per share of Common Stock on or prior to the Redemption Date. As of June 27, 1995, the last reported sales price of the Company's Common Stock on the Nasdaq National Market was $27.

(2) See Note 6 to the Company's Consolidated Financial Statements incorporated by reference herein.

(3)  See "Recent Developments."

(4) Reflects the write-off of deferred loan costs of $1,612,968 and the payment of the redemption premium of $2,018,169 related to the 6 3/4% Convertible Subordinated Debentures.

(5) The change in Common Stock and capital in excess of par value reflects the conversion of the 6 3/4% Convertible Subordinated Debentures and the charge of deferred loan costs of $1,612,968.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data as of and for each of the five years in the period ended September 30, 1994 are derived from consolidated financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors. The selected financial data as of and for the six months ended March 31, 1994 and 1995 are derived from the unaudited financial statements of the Company which, in the opinion of the Company, reflect all adjustments necessary for a fair presentation of the results for the unaudited periods. Operating results for the six months ended March 31, 1995 are not necessarily indicative of the results that may be achieved for the fiscal year ending September 30, 1995. The data should be read in conjunction with the financial statements and other financial information included or incorporated by reference in this Prospectus.

                                                                                                          SIX MONTHS ENDED
                                                     YEAR ENDED SEPTEMBER 30,                                MARCH 31,
                               --------------------------------------------------------------------  --------------------------
                                   1990          1991          1992          1993          1994          1994          1995
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
STATEMENT OF OPERATIONS DATA
 (1):
Revenues...................... $  1,024,676  $  4,908,170  $ 14,906,349  $ 33,689,311  $ 61,360,051  $ 26,455,523  $ 38,339,762
Costs and expenses:
  Cellular operations.........    2,419,515    11,940,438    18,138,532    30,288,634    50,855,637    23,741,650    33,235,077
  Corporate (net of amounts
   allocated to affiliates)...    1,518,498      (592,798)      997,157    (1,119,298)      406,638       466,658       489,175
  Depreciation and
   amortization...............    1,855,678     8,569,325    14,114,817    19,950,508    12,650,855     5,884,296     8,029,368
  Write-down of property and
   equipment..................      --            --            --            --          3,116,256     1,472,902       --
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
Operating loss................   (4,769,015)  (15,008,795)  (18,344,157)  (15,430,533)   (5,669,335)   (5,109,983)   (3,413,858)
Equity in net loss of
 affiliates...................   (5,071,980)  (10,931,161)   (8,851,753)   (6,339,145)   (5,092,484)   (3,586,024)   (2,735,777)
Minority interest in equity of
 affiliates...................      --            --            --            --           (543,607)      --           (261,004)
Gains on sales of affiliates
 and other....................      --            --         14,339,063     7,821,424     3,811,943     2,459,004        67,247
Interest expense..............   (6,894,329)  (11,245,394)  (14,800,908)  (16,427,796)  (21,338,505)   (9,860,292)  (11,886,742)
Interest income (2)...........    9,028,813     8,484,298    10,616,024    10,701,511    12,080,836     6,813,532     5,955,762
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
Loss before extraordinary
 charge.......................   (7,706,511)  (28,701,052)  (17,041,731)  (19,674,539)  (16,751,152)   (9,283,763)  (12,274,372)
Extraordinary charge..........      --            --            --         (2,991,673)      --            --            --
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
Net income (loss)............. $ (7,706,511) $(28,701,052) $(17,041,731) $(22,666,212) $(16,751,152) $ (9,283,763) $(12,274,372)
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
OTHER DATA:
EBITDA (3).................... $ (2,913,337) $ (6,439,470) $ (4,229,340) $  4,519,975  $ 10,097,776  $  2,247,215  $  4,615,510
Capital expenditures.......... $ 10,119,823  $ 16,683,753  $ 10,006,787  $  8,607,732  $ 40,933,127  $ 12,475,110  $ 20,663,454
Cash interest expense......... $  6,202,185  $ 11,245,394  $ 14,800,908  $ 15,581,591  $  9,205,350  $  3,996,380  $  5,249,182
Net income (loss) per common
 share........................ $      (1.68) $      (6.00) $      (2.44) $      (2.65) $      (1.45) $      (0.81) $      (1.04)
Weighted average shares
 outstanding..................    4,594,778     4,780,674     6,984,541     8,551,785    11,577,191    11,414,210    11,792,419
Ratio of earnings to fixed
 charges (4)..................      --            --            --            --            --            --            --

BALANCE SHEET DATA (AT PERIOD
 END) (1):
Working capital............... $ 32,058,078  $ 15,317,636  $ 29,477,995  $ 63,560,591  $ 25,524,500  $ 47,062,957  $ 18,308,376
Investment in and advances to
 affiliates...................   39,456,182    50,745,576    52,019,577    55,892,372    61,908,761    56,656,672    57,063,587
Net property and equipment....   13,923,725    33,555,291    44,209,682    53,460,296    79,917,727    57,462,184    86,254,160
Total assets..................  149,528,094   181,972,276   208,363,573   269,290,185   281,752,821   268,579,932   290,880,354
Long-term debt................  131,299,631   183,208,596   189,430,430   259,676,224   243,913,168   227,914,886   263,138,161
Total liabilities.............  143,221,602   204,059,999   204,123,685   278,711,956   265,846,354   246,570,843   283,055,792
Stockholders' equity
 (deficit)(5).................    6,306,492   (22,087,723)    4,239,888    (9,421,771)   15,906,467    22,009,089     7,824,562

- ------------------------------
(1) Markets in which the Company holds a greater than 50% net interest are reflected on a consolidated basis in the Company's consolidated financial statements. Markets in which the Company holds a net interest which is 50% or less but 20% or greater are accounted for under the equity method. Markets in which the Company holds a less than 20% interest are accounted for under the cost method. The following table sets forth the number of markets and relevant accounting methods at the end of each of the last five fiscal years and at March 31, 1994 and 1995.
                                     SEPTEMBER 30,              MARCH 31,
                            --------------------------------   -----------
                            1990   1991   1992   1993   1994   1994   1995
                            ----   ----   ----   ----   ----   ----   ----
      Consolidated........    4     22     28     36     42     40     44
      Equity..............   63     47     37     38     35     37     31
      Cost................   18     18     18      6     18      6     18
                            ----   ----   ----   ----   ----   ----   ----
        Total.............   85     87     83     80     95     83     93
                            ----   ----   ----   ----   ----   ----   ----
                            ----   ----   ----   ----   ----   ----   ----

(2)  Primarily represents accrued but unpaid interest on advances to affiliates.
     Also includes interest income on cash balances and short-term investments.

(3)  "EBITDA" represents, for any relevant  period, the sum of operating  income
     (loss), depreciation or write-downs of property, plant and equipment and amortization of intangible assets included in operating income (loss).
     Certain financial analysts consider EBITDA a meaningful measure of an entity's ability to meet long-term financial obligations, and growth in EBITDA a meaningful barometer of future profitability, especially in a capital-intensive industry such as cellular telecommunications. However, EBITDA should not be considered in isolation to, or be construed as having greater significance than, other indicators of an entity's performance. See
     "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- General."

(4)  The ratio of earnings to fixed charges is determined by dividing the sum of
     earnings  before  extraordinary  item  and  accounting  charges,   interest
     expense,  taxes and a portion of rent expense representative of interest by the sum of interest expense and a portion of rent expense representative of interest. The ratio  of earnings  to fixed  charges is  not meaningful  for periods  that result in a deficit. For  the years ended September 30, 1990,
     1991, 1992, 1993  and 1994  the deficit of  earnings to  fixed charges  was
     $7,706,511,   $28,701,052,   $17,041,731,   $22,666,212   and  $16,751,152,
     respectively, and for  the six  months ended March  31, 1994  and 1995  the deficit  of  earnings  to  fixed charges  was  $9,283,763  and $12,274,372, respectively.

(5) No cash dividends were declared or paid during any of the periods presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the consolidated financial statements and other financial information included elsewhere or incorporated by reference in this Prospectus.

GENERAL

    Cellular systems typically experience losses and negative cash flow in their initial years of operation and, consistent with this pattern, the Company has incurred losses and negative cash flow since its inception. However, operating losses have declined recently as the Company's focus has shifted from construction and initial operation of cellular systems to increasing penetration and subscriber usage, and the Company expects that EBITDA, which was positive during the fiscal year ended September 30, 1994 and the six months ended March 31, 1995, will also be positive in future fiscal years (although there can be no assurance that this will be the case). "EBITDA" represents, for any relevant period, the sum of operating income (loss), depreciation or write-downs of property, plant and equipment and amortization of intangible assets included in operating income (loss). Certain financial analysts consider EBITDA a meaningful measure of an entity's ability to meet long-term financial obligations, and growth in EBITDA a meaningful barometer of future profitability, especially in a capital-intensive industry such as cellular telecommunications. However, EBITDA should not be considered in isolation to, or be construed as having greater significance than, other indicators of an entity's performance. The results discussed below may not be indicative of future results.

    Consolidated results of operations include the revenues and expenses of those markets in which the Company holds a greater than 50% interest. The results of operations of 44 markets, 42 of which were consolidated for the entire period, are included in the consolidated results for the quarter ended March 31, 1995. The results of operations of 40 markets, 39 of which were consolidated the entire quarter, are included in the consolidated results for the quarter ended March 31, 1994. The increase in the number of markets included in consolidated results is due to acquisitions consummated subsequent to March 31, 1994. Consolidated results of operations also include the operations of CIFC as well as the operations of Cellular Inc. Network Corporation ("CINC"), a wholly-owned subsidiary through which the Company holds interests in certain cellular licenses.

    Equity in net loss of affiliates includes the Company's share of net loss in the markets in which the Company's interest is 50% or less but 20% or greater. For the quarter ended March 31, 1995, 31 markets were accounted for under the equity method, compared to 37 such markets for the quarter ended March 31, 1994. Markets in which the Company's interest is less than 20% are accounted for under the cost method. Eighteen markets were accounted for under the cost method for the quarter ended March 31, 1995, compared to six such markets for the quarter ended March 31, 1994.

    Interest income reflects interest income derived from the financing activities of CIFC and the Company with nonconsolidated affiliates, as well as interest income derived from the Company's short-term investments. CIFC has entered into loan agreements with the Company's affiliates pursuant to which CIFC makes loans to such entities for the purpose of financing or refinancing the affiliates' costs of construction and operation of cellular telephone systems. Such loans are financed with funds borrowed by CIFC from CoBank and from the Company and bear interest at a rate 1% above CoBank's average rate. From time to time, the Company advances funds on an interim basis to affiliates. These advances typically are refinanced through CIFC. To the extent that the cellular markets in which the Company holds an interest mature and generate positive cash flow, the cash will be used to repay borrowings by the affiliates from CIFC and thereafter to make cash distributions to equity holders, including the Company.

RESULTS OF OPERATIONS

    SIX MONTHS ENDED MARCH 31, 1995 AND 1994. Cellular service revenues, including roaming revenues, increased 53% from $21,852,000 for the six months ended March 31, 1994 to $33,511,000 for the six months ended March 31, 1995. The growth was primarily due to the increase in the number of subscribers in consolidated markets. In addition to increases in market penetration, growth resulted from an increase in the number of markets consolidated for the entire six months from 36 during the six months ended March 31, 1994 to 42 during the six months ended March 31, 1995. Growth in subscribers accounted for 90% of the increase, and the number of consolidated markets accounted for 10% of the increase. Roaming revenues increased 38% or $2,483,000 from $6,495,000 to $8,978,000 due to increased coverage in cellular markets. Roaming revenues are expected to increase in the future as a result of industry-wide growth in subscribers and the Company's expansion of its coverage, particularly along highway corridors; however, roaming rates may decline, consistent with expected industry trends.

    Average monthly revenue per subscriber, including roaming revenues, decreased from $69 for the six months ended March 31, 1994 to $65 for the six months ended March 31, 1995. The decline primarily reflects the fact that initial subscribers in a market tend to use more cellular service than those who subscribe after a system has been in operation for a period of time.

    Cost of service increased as a percentage of service revenues from 21% for the six months ended March 31, 1994 to 23% for the six months ended March 31, 1995, primarily due to an increase in costs related to interconnect service.

    Cellular equipment revenues increased 5% from $4,603,000 for the six months ended March 31, 1994 to $4,829,000 for the six months ended March 31, 1995. The growth was due to the increase in the number of subscribers added, which accounted for $176,000, or 78%, of the increase. In addition, growth resulted from an increase in the number of consolidated markets operated during the six months which represented $50,000, or 22%, of the increase. Cost of equipment sales increased 13% from $4,501,000 for the six months ended March 31, 1994 to $5,072,000 for the six months ended March 31, 1995.

    General and administrative costs of cellular operations increased 39% from $7,486,000 for the six months ended March 31, 1994 to $10,381,000 for the six months ended March 31, 1995, due to the growth in the customer base and the number of consolidated markets. The majority of these costs were incremental customer billing expense and customer service support staff. In addition, the Company more conservatively estimated uncollectible accounts receivable for the six months ended March 31, 1995, representing approximately $900,000 of the increase compared to the six months ended March 31, 1994. General and administrative costs as a percentage of service revenues decreased from 34% for the six months ended March 31, 1994 to 31% for the six months ended March 31, 1995. The decrease is primarily due to revenues increasing at a faster rate than incremental general and administrative costs.

    Marketing and selling costs increased 42% from $7,104,000 for the six months ended March 31, 1994 to $10,088,000 for the six months ended March 31, 1995, primarily as a result of the number of subscribers added in consolidated markets. The majority of these costs were incremental sales commissions, advertising costs and incremental sales staff. Marketing costs per net new subscriber decreased 10% from $584 for the six months ended March 31, 1994 to $526 for the six months ended March 31, 1995, as a result of increased net subscriber additions which outpaced increases in costs incurred. The Company is continuing to expand its own retail presence to capitalize on retail trade while driving down commission costs. Results of this expansion are expected by the fourth fiscal quarter.

    Depreciation and amortization relating to cellular operations increased from $4,786,000 for the six months ended March 31, 1994 to $6,901,000 for the six months ended March 31, 1995, primarily related to increased fixed asset balances.

    Corporate costs and expenses for the six months ended March 31, 1994 were $1,565,000, which represented gross expenses of $4,451,000 less amounts allocated to nonconsolidated affiliates of $2,886,000. Corporate costs and expenses for the six months ended March 31, 1995 were $1,617,000, which represented gross expenses of $4,850,000 less amounts allocated to nonconsolidated affiliates of $3,233,000. The increase in expenses and amounts allocated to nonconsolidated affiliates reflects an increase in corporate costs attributed to financing operations and incurred costs relative to equipment distribution and other corporate functions.

    Equity in net loss of affiliates decreased 24% from $3,586,000 for the six months ended March 31, 1994 to $2,736,000 for the six months ended March 31, 1995. The decrease is principally attributable to decreasing losses in markets being accounted for under the equity method at March 31, 1995 compared to March 31,

1994 due to increasing penetration and subscriber usage. This has caused a consistent trend of improved operating results. In addition, equity in net loss of affiliates has decreased as fewer markets are being accounted for under the equity method.

    Interest expense increased 15% from $11,024,000 for the six months ended March 31, 1994 to $12,651,000 for the six months ended March 31, 1995 due to higher accreted discount note and secured bank financing balances. Cash paid for interest decreased 1% from $5,702,000 for the six months ended March 31, 1994 to $5,649,000 for the six months ended March 31, 1995.

    The CoBank patronage distribution decreased 34% from $1,164,000 in March 1994 to $764,000 in March 1995. The patronage distribution is calculated using the Company's prior calendar year interest expense compared to total interest paid to CoBank by all patrons. The decrease is due to a reduction of approximately $50,000,000 in the Company's debt to CoBank during the fourth fiscal quarter of 1993 which resulted in lower average debt balances for patronage dividend purposes during 1994.

    Interest income decreased 13% from $6,814,000 for the six months ended March 31, 1994 to $5,956,000 for the six months ended March 31, 1995. The decrease is primarily related to the increase in the number of markets consolidated for the six months ended March 31, 1995, compared to the six months ended March 31, 1994. Consolidation caused the interest earned on advances to the related affiliates to be eliminated as an intercompany transaction. Additionally, interest income for the six months ended March 31, 1995 declined due to lower short-term investment balances.

    FISCAL YEAR 1994 COMPARED WITH FISCAL YEAR 1993. As of September 30, 1994, the Company held interests in 84 RSA markets and 10 MSA markets compared to 70 RSA markets and 10 MSA markets as of September 30, 1993. All markets in which the Company held an interest were operational as of such dates.

    Cellular service revenues, including roaming revenues, increased 82% from $28,861,000 in fiscal year 1993 to $52,586,000 in fiscal year 1994. The growth was due to the increase in the number of subscribers in consolidated markets. In addition to increases in market penetration, growth resulted from an increase in the number of markets consolidated during the fiscal year from 36 at September 30, 1993 to 42 at September 30, 1994. Growth in subscribers accounted for 75% of the increase and the number of consolidated markets accounted for 25% of the increase.

    Average monthly revenue per subscriber decreased 1% from $75 in fiscal year 1993 to $74 in fiscal year 1994. The decline reflects the fact that initial subscribers in a market tend to use more cellular service than those who subscribe after a system has been in operation for a period of time.

    Cost of service decreased as a percentage of service revenues from 21% in fiscal year 1993 to 18% in fiscal year 1994. Cost of service as a percentage of revenues is expected to continue to decline slightly from this level as revenues derived from the growing subscriber base continue to outpace the fixed components of cost of service.

    Cellular equipment revenues increased 82% from $4,829,000 in fiscal year 1993 to $8,774,000 in fiscal year 1994. The growth was due to the increase in the number of subscribers added as compared to the number of subscribers added during the prior fiscal year, which accounted for $2,923,000, or 74%, of the increase. In addition, growth resulted from an increase in the number of consolidated markets operated during the year which represented $1,022,000, or 26%, of the increase. Cost of equipment sales increased 69% from $5,218,000 in fiscal year 1993 to $8,835,000 in fiscal year 1994. To enhance subscriber growth, the Company has sold cellular equipment sometimes below cost. The equipment sales margin improved in fiscal year 1994, as compared to fiscal year 1993, as the Company focused on minimizing equipment discounting.

    General and administrative costs of cellular operations increased 60% from $10,505,000 in fiscal year 1993 to $16,768,000 in fiscal year 1994, due to the growth in the customer base and the number of consolidated markets. The majority of these costs were incremental customer billing expense, roaming validation services and customer service support staff. General and administrative costs as a percentage of service revenues decreased from 36% in fiscal year 1993 to 32% in fiscal year 1994. The decrease is primarily due to revenues increasing at a faster rate than incremental general and administrative costs.

    Marketing and selling costs increased 86% from $8,465,000 in fiscal year 1993 to $15,786,000 in fiscal year 1994, primarily as a result of the number of subscribers added in consolidated markets. The majority of these costs were incremental sales commissions, advertising costs and incremental sales staff. Marketing costs per net new subscriber decreased 6% from $606 in fiscal year 1993 to $568 in fiscal year 1994, as a result of subscriber additions which outpaced increases in costs incurred.

    Depreciation and amortization relating to cellular operations decreased 40% from $17,582,000 in fiscal year 1993 to $10,541,000 in fiscal year 1994, primarily as a result of the change, effective October 1, 1993, in the Company's estimate of the useful life of acquired FCC license costs from the remaining initial ten-year term to 40 years from the date of acquisition. The change is predicated upon the FCC's establishment of procedures to grant a renewal expectancy to incumbent cellular licensees virtually assuring that the initial ten-year term of an FCC license to provide cellular telephone service will be renewed if a licensee meets broadly defined public service benchmarks. Other publicly-held cellular telephone companies also treat a cellular license as economically perpetual. Commencing October 1, 1993, the net book value of acquired license costs at September 30, 1993 will be amortized over 40 years less the number of months from the date of the acquisition which gave rise to such costs. Management believes this treatment complies with accounting literature given current facts and circumstances and will reevaluate this estimate as changes in facts and circumstances occur.

    During the year ended September 30, 1994, the Company recognized a $3,116,000 write-down of equipment associated with a program of upgrades to switching capacity and features, the relocation of certain cell sites to increase coverage and other nonrecurring events. The program of upgrades to switching capacity and features will continue into the next fiscal year and will cause a further write-down of approximately $234,000 when new equipment is placed into service.

    Corporate costs and expenses in fiscal year 1993 were $1,249,000, which represented gross expenses of $9,491,000 less amounts allocated to nonconsolidated affiliates of $8,242,000. Corporate costs and expenses in fiscal year 1994 were $2,516,000, which represented gross expenses of $9,054,000 less amounts allocated to nonconsolidated affiliates of $6,538,000. The decrease in expenses and amounts allocated to nonconsolidated affiliates reflects the decrease in the number of nonconsolidated managed markets as consolidation caused corporate costs and expenses to be reclassified as cellular costs and expenses.

    Equity in net loss of affiliates decreased 20% from $6,339,000 in fiscal year 1993 to $5,092,000 in fiscal year 1994. The decrease is principally attributable to decreasing losses in markets being accounted for under the equity method at September 30, 1994, compared to September 30, 1993, due to the shift in focus in these markets from construction and initial operation to increasing penetration and subscriber usage. This shift has caused a consistent trend of improved operating results.

    Interest expense increased 30% from $16,428,000 in fiscal year 1993 to $21,339,000 in fiscal year 1994. The increase is a result of the issuance in August 1993 of the Company's 11 3/4% Senior Subordinated Discount Notes. However, cash paid for interest decreased 37% from $15,455,000 in fiscal year 1993 to $9,731,000 in fiscal year 1994 as interest accretes during the first five years of the term of the discount notes.

    Interest income increased 13% from $10,702,000 in fiscal year 1993 to $12,081,000 in fiscal year 1994. The modest increase in interest income was the result of higher note balances owed to the Company by nonconsolidated affiliates, offset by lower cash and short-term investment balances, declining interest rates and the consolidation of six additional markets during fiscal year 1994. Consolidation caused the interest earned on advances to the related affiliates to be eliminated as an intercompany transaction.

    During fiscal year 1994, the Company recognized a permanent write-down of certain short-term government bond investments of approximately $744,000 due to market conditions.

    During fiscal year 1994, the Company recognized gains on sales of affiliates of $2,905,000, primarily related to the sale of its limited partnership interest in MSA 239 (Joplin, MO) during the second quarter of fiscal 1994 ($1,921,000) and a multimarket transaction with Contel Cellular, Inc. during the third quarter of fiscal 1994 ($841,000). An additional $907,000 gain was recognized due to the write-off of contingent liabilities related to stock price guarantees. See "Acquisitions and Sales." During fiscal year 1993, the

Company recognized gains on sales of affiliates of $7,821,000 primarily related to the multimarket exchanges with U S WEST NewVector Group, Inc. ("U S WEST NewVector") during the second quarter of fiscal 1993 ($3,812,000) and Pacific Telecom Cellular, Inc. ("PTI") during the fourth quarter of fiscal 1993 ($4,889,000).

    At September 30, 1994, the Company had net operating loss carryforwards for income tax purposes of $54,725,000, compared to $46,578,000 at September 30, 1993.

    FISCAL YEAR 1993 COMPARED WITH FISCAL YEAR 1992. As of September 30, 1993, the Company held interests in 70 RSA markets and 10 MSA markets compared to 72 RSA markets and 11 MSA markets as of September 30, 1992. All markets in which the Company held an interest were operational as of such dates.

    Cellular service revenues, including roaming revenues, increased 135% from $12,302,000 in fiscal year 1992 to $28,861,000 in fiscal year 1993. The growth was due to the increase in the number of subscribers in consolidated markets. In addition to increases in market penetration, growth resulted from an increase in the number of markets consolidated during the fiscal year from 28 at September 30, 1992 to 36 at September 30, 1993. Growth in subscribers accounted for 69% of the increase and the number of consolidated markets accounted for 31% of the increase.

    Average monthly revenue per subscriber decreased 6% from $80 in fiscal year 1992 to $75 in fiscal year 1993. This decline was consistent with industry trends and reflects the fact that initial subscribers in a market tend to use more cellular service than those who subscribe after a system has been in operation for a period of time.

    Cost of service decreased as a percentage of service revenues from 35% in fiscal year 1992 to 21% in fiscal year 1993.

    Cellular equipment revenues increased 85% from $2,605,000 in fiscal year 1992 to $4,829,000 in fiscal year 1993. The growth was due to the increase in the number of subscribers added as compared to the number of subscribers added during the prior fiscal year, which accounted for $1,381,000, or 62%, of the increase. In addition, growth resulted from an increase in the number of consolidated markets operated during the year which represented $843,000, or 38%, of the increase. Cost of equipment sales increased 57% from $3,320,000 in fiscal year 1992 to $5,218,000 in fiscal year 1993. The equipment sales margin improved in fiscal year 1993, as compared to fiscal year 1992, as the Company focused on minimizing equipment discounting.

    General and administrative costs of cellular operations increased 100% from $5,260,000 in fiscal year 1992 to $10,505,000 in fiscal year 1993, due to the growth in the customer base and the number of consolidated markets. The majority of these costs were incremental customer billing expense, roaming validation services and customer service support staff. General and administrative costs as a percentage of service revenues decreased from 43% in fiscal year 1992 to 36% in fiscal year 1993.

    Marketing and selling costs increased 62% from $5,236,000 in fiscal year 1992 to $8,465,000 in fiscal year 1993, primarily as a result of the number of subscribers added in consolidated markets. The majority of these costs were incremental sales commissions, advertising costs and incremental sales staff. Marketing costs per net new subscriber decreased 6% from $647 in fiscal year 1992 to $606 in fiscal year 1993.

    Depreciation and amortization relating to cellular operations increased 51% from $11,611,000 in fiscal year 1992 to $17,582,000 in fiscal year 1993, primarily as a result of amortization of intangible assets related to markets acquired subsequent to September 30, 1992. The Company amortized intangible assets related to acquired license rights over the remainder of the initial ten-year license term which in the case of the majority of additions to license rights from 1993 acquisitions was less than four years.

    Corporate costs and expenses in fiscal year 1992 were $3,501,000, which represented gross expenses of $12,973,000 less amounts allocated to nonconsolidated affiliates of $9,472,000. Corporate costs and expenses in fiscal year 1993 were $1,249,000, which represented gross expenses of $9,491,000 less amounts allocated to nonconsolidated affiliates of $8,242,000. The decrease in expenses and amounts allocated to nonconsolidated affiliates reflects the decrease in the number of nonconsolidated managed markets as consolidation caused corporate costs and expenses to be reclassified as cellular costs and expenses.

    Equity in net loss of affiliates decreased 28% from $8,852,000 in fiscal year 1992 to $6,339,000 in fiscal year 1993. The decrease is principally attributable to decreasing losses in markets being accounted for under the equity method at September 30, 1993, compared to September 30, 1992, due to the shift in focus in these markets from construction and initial operation to increasing penetration and subscriber usage which has caused a consistent trend of improved operating results.

    Interest expense increased 11% from $14,801,000 in fiscal year 1992 to $16,428,000 in fiscal year 1993. The increase was commensurate with increases in long-term debt.

    Interest income increased 1% from $10,616,000 in fiscal year 1992 to $10,702,000 in fiscal year 1993. The modest increase in interest income was the result of higher note balances owed to the Company by nonconsolidated affiliates, offset by lower cash and short-term investment balances, declining interest rates and the consolidation of eight additional markets during fiscal year 1993. Consolidation caused the interest earned on advances to the related affiliates to be eliminated as an intercompany transaction.

    During fiscal year 1993, the Company recognized gains on sales of affiliates of $7,821,000, primarily related to the multimarket exchanges with U S WEST NewVector during the second quarter of fiscal 1993 ($3,812,000) and with PTI during the fourth quarter of fiscal 1993 ($4,889,000). During fiscal year 1992, the Company recognized gains on sales of affiliates of $14,339,000 of which $8,711,000 was related to the disposition of the Company's interest in the Colorado Springs, Colorado wireline cellular system during the first quarter of fiscal 1992, $4,157,000 was related primarily to an exchange of interests with US West NewVector during the second quarter of fiscal 1992 and $2,310,000 was related to the disposition of the Company's interest in one limited partnership during the third quarter of fiscal year 1992.

    At September 30, 1993, the Company had net operating loss carryforwards for income tax purposes of $46,578,000, compared to $42,202,000 at September 30, 1992.

ACQUISITIONS AND SALES

    In December 1993, the Company acquired 100% of the stock of a corporation which owns and operates the Rapid City, South Dakota MSA market and owns general partnership interests in two partitioned RSA markets (South Dakota 5 (B2) and South Dakota 6 (B2)) for approximately $10,420,000 in cash plus property valued at approximately $400,000.

    In December 1993, the Company sold its interests in affiliates which held a 44.44% limited partnership interest in the wireline licensee for RSA 608 (Oregon
3) for approximately $2,076,000 in cash. The sale resulted in a gain of approximately $630,000.

    In December 1993, the Company acquired additional interests in two affiliated corporations for approximately $139,000.

    In February 1994, the Company acquired an additional 51% of the stock of an affiliate which held a 28.6% limited partnership interest in MSA 239 (Joplin, MO) for 69,051 shares of the Company's common stock, then sold the limited partnership interest for $4,494,000 in cash. The sale resulted in a gain of approximately $1,921,000.

    In March 1994, the Company acquired an additional interest in an affiliated corporation for 2,732 shares of the Company's common stock.

    In April 1994, the Company acquired three affiliated corporations which hold limited partnership interests in Utah RSA markets for 80,145 shares of the Company's common stock.

    In May 1994, the Company sold its interest in an affiliate which held a 8.125% limited partnership interest in three nonmanaged RSA markets for approximately $2,468,000 in cash. The sale resulted in a gain of approximately $841,000. Contemporaneously, the Company acquired additional limited partnership interests in four managed RSA markets for approximately $373,000.

    In July 1994, the Company acquired an additional interest in an affiliated corporation for approximately $199,000 in cash.

    In August 1994, the Company acquired an aggregate of 3.07% of the stock of a corporation which operates cellular systems throughout Kansas from two unrelated corporations for approximately $3,000,000 in cash.

    In November 1994, the Company purchased an additional 5.97% interest in Nebwest Cellular, Inc. for $1,600,000 in cash. Pursuant to the terms of a shareholder's agreement, the Company subsequently sold a portion of that interest to the other shareholders on a pro rata basis for approximately $450,000 in cash. In February 1995, the Company purchased an additional 3.37% interest in this corporation for 34,688 shares of the Company's Common Stock. In March 1995, the Company purchased an additional 2.57% interest in this corporation for 28,638 shares of the Company's Common Stock.

    In January 1995, the Company sold a wholly-owned subsidiary for approximately $86,000 which resulted in a loss of approximately $297,000.

    In January 1995, the Company transferred its 25% interest in one nonmanaged RSA market to a partner in that market pursuant to a judgment. The judgment is currently being appealed. The Company received approximately $1,699,000 upon transfer of the interest which resulted in a gain of approximately $497,000.

    In February 1995, the Company purchased additional interests ranging from 2% to 41% in eleven managed and one nonmanaged markets for approximately $1,259,000 in cash and the issuance of 49,738 shares of the Company's Common Stock.

    The Company has entered into an agreement to sell its 61.5% interest in Nebwest Cellular, Inc. which owns 25.52% of Nebraska Cellular Telephone Corporation, the licensee for the ten wireline RSA markets in the state of Nebraska, for approximately $24,300,000 which will result in a gain after tax of approximately $19,600,000. This transaction is expected to close during July 1995. The interest to be purchased from the Company, as well as interests in the Nebraska RSA markets to be purchased from other entities, will be acquired at a cost of over $200 per pop after taking into account debt assumed or refinanced.

    In May and June 1995, the Company acquired interests ranging from 17% to 51% in two managed and two nonmanaged markets for an aggregate of 138,168 shares of the Company's Common Stock.

    The Company has initiated discussions regarding possible acquisition of markets or interests in Iowa, Wyoming, North Dakota and Kansas. Such acquisitions will be pursued to the extent they enhance or extend the Company's network and increase shareholder value. Accordingly, there can be no assurance that any such acquisitions will be consummated.

CHANGES IN FINANCIAL CONDITION

    SIX MONTHS ENDED MARCH 31, 1995 Net cash provided by operating activities was $747,000 during the six months ended March 31, 1995. This was primarily due to an increase to accrued interest of $364,000 and decreases of $129,000 to accounts receivable and $905,000 to inventory and other current assets. Additionally, a loss of $222,000 was recognized on the sale of available-for-sale securities during the first quarter of fiscal year 1995. Working capital increases will likely require cash in future periods as growth in the subscriber base continues.

    Net cash used by investing activities was $1,672,000 for the six months ended March 31, 1995. This was due primarily to the sale of available-for-sale securities which provided $21,427,000, offset by $12,529,000 required to fund the purchase of property and equipment, $7,515,000 to increase the investment in cellular system equipment, and $2,427,000 used for additions to investments in and advances to affiliates.

    Net cash provided by financing activities was $13,240,000 for the six months ended March 31, 1995. These proceeds include $13,409,000 of cash from incremental secured bank financing and $770,000 of cash from the issuance of Common Stock upon exercise of options.

   FISCAL YEAR 1994. Net cash used by operating activities was $7,170,000 during the year ended September 30, 1994. The rapid increase in subscribers and revenues caused an increase of $2,912,000 in accounts receivable and an increase of $4,363,000 in inventory and other current assets. Working capital increases will likely require cash in future periods as growth in the subscriber base continues.

    Net cash used by investing activities was $49,864,000 for the year ended September 30, 1994. This was due primarily to $31,455,000 of cash required to fund the purchase of property and equipment related to the Company's expansion efforts, including $6,789,000 related to nonconsolidated affiliates reflected as additions to investments in and advances to affiliates. In addition, the Company acquired the Rapid City MSA and interests in other managed markets using $13,992,000, and sold nonmanaged interests providing cash of $9,037,000.

    Net cash provided by financing activities was $13,455,000 for the year ended September 30, 1994. These proceeds include $11,149,000 of incremental secured bank financing and $1,479,000 of cash from the issuance of Common Stock upon exercise of options.

    FISCAL YEAR 1993. Net cash used by operating activities was $18,579,000 during the year ended September 30, 1993. The rapid increase in subscribers and revenues caused an increase of $3,721,000 in accounts receivable and an increase of $789,000 in inventory and other current assets. Working capital increases will likely require cash in future periods as growth in the subscriber base continues.

    Net cash used by investing activities was $29,831,000 for the year ended September 30, 1993. This was due primarily to $7,547,000 of cash required to fund the purchase of property and equipment related to the Company's expansion efforts, including $9,274,000 related to nonconsolidated affiliates reflected as additions to investments in and advances to affiliates. In addition, the Company acquired interests in other managed markets using $12,082,000, and sold nonmanaged interests providing cash of $7,334,000.

    Net cash provided by financing activities was $69,535,000 for the year ended September 30, 1993. These proceeds include $100,000,000 from the issuance of senior discount notes, and $4,950,000 of cash from the issuance of convertible subordinated notes. In addition, the Company paid down a net of $35,629,000 of secured bank financing.

LIQUIDITY AND CAPITAL RESOURCES

    GENERAL. CommNet Cellular Inc. (referred to herein as the "parent company") is effectively a holding company and, accordingly, must rely on dividends, loan repayments and other intercompany cash flows from its affiliates and subsidiaries to generate the funds necessary to satisfy the parent company's capital requirements. On a consolidated basis, the Company's principal source of liquidity is the Credit Agreements, pursuant to which CoBank agreed to lend up to $130,000,000 to CIFC generally to be reloaned by CIFC to the Company's affiliates for the construction, operation and expansion of cellular telephone systems. Of the $130,000,000, up to $57,100,000 was available to be borrowed by CIFC to be loaned to the Company for general corporate purposes, including capital expenditures, debt service and acquisitions. The Credit Agreements restrict the ability of the Company's affiliates and subsidiaries, a substantial number of which are consolidated for financial statement purposes, to make distributions to the parent company until such affiliates and subsidiaries have repaid all outstanding debt to CIFC. As a result, a substantial portion of the Company's consolidated cash flows and cash balances is not available to satisfy the parent company's capital and debt service requirements.

    The Company's budgeted capital requirements consist primarily of (i) parent company capital expenditures, working capital, debt service and certain potential acquisitions and (ii) the capital expenditures, working capital, and other operating and debt service requirements of the affiliates. In addition to budgeted capital requirements, the Company is constantly evaluating the acquisition of additional cellular properties, and, to the extent the Company consummates acquisitions not presently contemplated by the budget, additional capital will be required.

    As of March 31, 1995, the Company had unused commitments under the Credit Agreements of $65,940,000, of which approximately $43,000,000 was available to be loaned to the parent company for general corporate purposes. In addition to the liquidity provided by the Credit Agreements, at March 31, 1995 the Company, on a consolidated basis, had available $14,408,000 of cash and cash equivalents, of which $14,341,000 is available to fund parent company capital and debt service requirements. In addition, the Company has entered into an agreement to sell its Nebraska RSA interests for approximately $24,300,000 in cash. See "-- Acquisitions and Sales." The Company expects that substantially all of the net proceeds from such sale will be available to fund parent company capital expenditures and acquisitions, if any.

    On a consolidated basis, the Company's capital expenditures for fiscal year 1994 and the six months ended March 31, 1995 were $40,933,000 and $20,663,000, respectively. The Company plans to make parent company capital expenditures and fund working capital and acquisition requirements for the balance of fiscal year 1995 and for fiscal year 1996 of $28,686,000 and $29,182,000, respectively, primarily for switch capacity and computer system upgrades. Capital expenditures, working capital, and other operating requirements of the Company's affiliates are expected to be $30,760,000 and $21,221,000 for the balance of fiscal 1995 and fiscal 1996, respectively, for working capital requirements, channel expansion and additional cell sites. The Company's affiliates will require an additional $15,639,000 during calendar year 1996 for principal amortization of the Credit Agreements if the extension of the termination of the Credit Agreements (as described in the following paragraph) is not obtained.
The Company believes operating cash flow, existing cash balances, borrowing availability under the Credit Agreements and proceeds of the sale of the Nebraska RSA interests will be sufficient to meet the anticipated capital requirements of the parent company and the affiliates.

    The Company's near-term debt service requirements will consist of interest payments on the indebtedness incurred under the Credit Agreements, interest payments on the Notes and interest payments on the New Notes. Interest on the Company's 11 3/4% Senior Subordinated Discount Notes is payable in cash commencing March 1, 1999. Following the New Notes Offering and the application of the net proceeds therefrom (assuming all of the 6 3/4% Convertible Subordinated Debentures are redeemed), the Company anticipates its cash interest expense for the balance of fiscal year 1995 and for fiscal year 1996 will be $9,000,000 and $24,000,000, respectively. Revolving loan indebtedness outstanding under the Credit Agreements will be converted to term loan indebtedness at December 31, 1995 and will be amortized over the next five years. The Company is seeking to extend the termination date of the Credit Agreements to December 31, 1996. See "The Credit Agreements" below. If the extension is not obtained, the Company expects that principal amortization of $15,639,000 in respect of the Credit Agreements will be required during the course of the calendar year ending December 31, 1996. The Company believes operating cash flow, existing cash balances, borrowing availability under the Credit Agreements and the proceeds of the sale of the Nebraska RSA interests will be sufficient to meet the anticipated debt service requirements of the Company at both the parent company level and on a consolidated basis.

    Although the Company believes that the foregoing sources of liquidity will be sufficient to meet budgeted capital expenditures and debt service requirements of the parent company and the affiliates, there can be no assurance that this will be the case. In particular, there can be no assurance that the Company will be able to consummate the sale of the Nebraska RSA interests or extend the termination date of the Credit Agreements. In such event the Company believes it will be able to satisfy its capital expenditure and debt service requirements with unrestricted operating cash flow; however, the Company may be required to reduce discretionary capital spending. To the extent the Company's cash flow is not sufficient to satisfy such requirements, the Company will be required to raise funds through additional financings or asset sales.

    The Company continually evaluates the acquisition of cellular properties. Acquisitions are likely to require capital in addition to the budgeted capital requirements described above, and such requirements may in turn require the issuance of additional debt or equity securities. The Company's ability to finance the acquisition of additional cellular properties with debt financing may be constrained by certain restrictions contained in its existing debt instruments. In such event, the Company would be required to seek amendments to such instruments. There can be no assurance that such amendments could be obtained on terms acceptable to the Company.

    THE CREDIT AGREEMENTS. Pursuant to the Credit Agreements, CoBank has agreed to loan up to $130,000,000 to CIFC to be reloaned by CIFC to affiliates of the Company for the construction, operation and expansion of cellular telephone systems. In addition, as of March 31, 1995, approximately $43,000,000 of the $130,000,000 is available under the Credit Agreements to be borrowed by CIFC and loaned to the

Company for general corporate purposes. As of March 31, 1995, the outstanding balance under the Credit Agreements was approximately $64,295,000. The Credit Agreements provide, at the Company's option, for interest at 1.00% over prime (10.00% at March 31, 1995) or 2.25% over LIBOR (8.84% at March 31,
1995). The loans are secured by a first lien upon all of the assets of CIFC and each of the affiliates to which funds are advanced by CIFC. In addition, the Company has guaranteed the obligations of CIFC to CoBank and has granted CoBank a first lien on all of the assets of the Company as security for such guaranty.

    In accordance with the Company's desire to minimize interest rate fluctuations and to improve the predictability of costs incurred throughout its growth stage, CIFC has elected to fix interest rates on approximately $63,140,000 of its long-term debt payable to CoBank at rates ranging from 8.46% to 10.90%. Additionally, CIFC has entered into a prime-based interest rate swap with CoBank as a means of controlling interest rates on $2,500,000 of its variable rate loans. This swap agreement was entered into on July 1, 1993 for a three-year period ending July 1, 1996. The swap agreement requires CIFC to pay a fixed rate of 7.01% over the term of the swap, and CoBank to pay a floating rate of prime (9.00% at March 31, 1995). The weighted average interest rate of borrowings under the Credit Agreements, after giving effect to the swap, was 9.94% at May 31, 1995.

    The Credit Agreements prohibit the payment of cash dividends, limit the use of borrowings, prohibit any other senior borrowings, restrict expenditures for certain investments, require the maintenance of certain minimum levels of net worth, working capital, cash and operating cash flow and require the maintenance of certain liquidity, capitalization, debt, debt service and operating cash flow ratios. The requirements of the Credit Agreements were established in relation to the anticipated capital and financing needs of the Company's affiliates and their anticipated results of operations. The Company is currently in compliance with all covenants and anticipates it will continue to meet the requirements of the Credit Agreements. CoBank has sold participations in the Credit Agreements to two other financial institutions whose approval may be required for waivers or other amendments to the Credit Agreements requested by CIFC or the Company.

    CIFC and CoBank are negotiating to increase the facility under the Credit Agreements from the current $130,000,000 to $165,000,000. Of the increase of $35,000,000, $10,000,000 will be available for loans to affiliates of the Company to cover capital, operating and debt service requirements and $25,000,000 will be available to fund the acquisitions of additional cellular systems, subject to certain conditions. As a result of this increase request, CoBank is currently soliciting potential participations in the facility from commercial banks. The facility will also be amended, among other things, to extend the termination date of the loans from December 31, 1995 to December 31, 1996, to reduce the principal amortization period from five to four years and to incorporate new financial covenants. The Company believes that it will be successful in obtaining the foregoing amendments to the Credit Agreements, although there can be no assurance that it will be able to do so. The Company also believes that if necessary it could refinance and replace the Credit Agreements with a secured bank facility provided by lenders other than CoBank. However, there can be no assurance that the Company would be able to secure any such facility.

                                    BUSINESS

GENERAL

    CommNet Cellular Inc. was organized under the laws of Colorado in 1983. CIFC subsequently was organized to provide financing to affiliates of the Company, and CINC was organized to acquire interests in cellular licenses. CIFC and CINC are wholly-owned subsidiaries of CommNet Cellular Inc.

    The Company operates, manages and finances cellular telephone systems, primarily in rural markets in the mountain and plains regions of the United States. The Company's cellular interests currently represent approximately 3,356,000 net Company pops in 93 markets located in 15 states. These markets consist of 83 RSA markets having a total of 6,152,000 pops and 10 MSA markets having a total of 1,274,000 pops, of which the Company's interests represent
2,734,000 and 622,000 net Company pops, respectively. Systems in which the Company holds an interest constitute the largest geographic collection of contiguous cellular markets in the United States.

    The Company was formed to acquire cellular interests through participation in the licensing process conducted by the FCC. In order to participate in that process, the Company formed affiliates which originally were owned at least 51% by one or more independent telephone companies and no more than 49% by the Company. See "-- Federal Regulation." In exchange for the Company's 49% interest, the Company agreed to provide financing to affiliates for their ongoing capital needs, as well as certain management services. The Company subsequently has purchased additional interests in many of such affiliates, as well as in additional cellular properties. The Company currently manages 55 of the 93 markets in which it holds an interest and owns a greater than 50% interest in 45 of its 55 managed markets. The Company currently finances entities holding interests representing approximately 4,459,000 pops, of which 3,356,000 are included in net Company pops and 1,103,000 are attributable to parties other than the Company.

    Since completion of the licensing process, the Company has concentrated on creating an integrated network of contiguous cellular systems comprised of markets which are managed by the Company. The network currently consists of 55 markets (48 RSA and 7 MSA markets) spanning eight states and represents approximately 3,905,000 pops and 2,915,000 net Company pops. As of March 31, 1995, the RSA and MSA managed markets had 87,377 and 36,680 subscribers, respectively. The Company has been significantly expanding radio signal coverage, with construction of 50 cell sites already complete in fiscal year 1995 and 57 additional cell sites expected to be completed by the end of the fiscal year. The Company expects that by September 30, 1995 radio signal coverage will reach 96% of the population within the managed markets and will reach 98% during fiscal year 1996. No significant expansion of radio signal coverage within the 55 managed markets is contemplated thereafter.

    The Company's integrated network of contiguous cellular systems benefits from certain technical, operational and marketing efficiencies which have enabled the Company to produce operating results that compare favorably with other cellular operators. For example, for the calendar year 1994, the Company's average monthly revenue per subscriber in managed markets was approximately $68, compared to an industry average of $64. During the same period, the Company's acquisition cost per net added subscriber was $520, compared to $625 for the industry as a whole. In addition, during this same period the Company achieved a penetration rate of 3.5%, notwithstanding the fact that a substantial majority of the markets within the network have been operational for less than five years and are not as mature as more established markets, particularly large MSA markets with longer operating histories. Finally, the Company has achieved annual subscriber growth of over 60% in each of the last two fiscal years and has recorded positive EBITDA for the last eight fiscal quarters. EBITDA should not be considered in isolation to, or be construed as having greater significance than, other indicators of an entity's performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

    The Company believes that certain demographic characteristics of the rural marketplace should further facilitate commercial exploitation of the network. As compared to urban residents, rural residents travel greater distances by personal vehicle and have access to fewer public telephones along drive routes. The Company believes that these factors will sustain demand for mobile telecommunication service in the rural marketplace. These same factors produce roaming revenues that are higher as a percentage of total revenues than would likely be the case in more densely populated urban areas. Roaming revenues result in higher margins because roaming calls are priced at higher rates than local calls without generating associated sales commission costs. During the 12 months ended March 31, 1995, roaming revenues constituted 30% of the Company's total managed markets service revenues, compared to 13% of industry service revenues generally for calendar year 1994.

THE COMPANY'S OPERATIONS

    GENERAL. Information regarding the Company's interests in each affiliate, the interest of each affiliate in a cellular licensee and the market subject to such license as of June 14, 1995, is summarized in the following table. The table does not reflect transactions that are pending or under negotiation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisitions and Sales."

                                                               AFFILIATE(S)
   MSA OR                             COMPANY INTEREST         INTEREST IN               1993          NET COMPANY
RSA CODE (1)         STATE          IN AFFILIATE(S) (2)        LICENSEE (3)       POPULATION (4)(5)     POPS (6)
- ------------  --------------------  --------------------   --------------------   ------------------   -----------
MSAs:
141           Minnesota                      49.00%        16.34% LP                   229,336             18,362
185           Indiana                       100.00%        16.67% LP                   169,124             28,193
241*(7)(8)    Colorado                       73.99%        100.00% GP                  124,638             92,220
253*(7)(8)    Iowa                           74.50%        100.00% GP                  117,652             87,651
267*(7)(8)    South Dakota                  100.00%        51.00% GP                   131,561             67,096
268*(7)(8)    Montana                        54.10%        100.00% GP                  119,363             64,575
279           Maine                          33.33%        33.33% GP                   103,417             11,488
289*(7)(8)    South Dakota                  100.00%        100.00% GP                  111,371            111,371
297*(7)(8)    Montana                       100.00%        100.00% GP                   80,098             80,098
298*(7)(8)    North Dakota                  100.00%        70.00% GP                    86,977             60,884
                                                                                    ----------         -----------
Total MSA                                                                            1,273,537            621,938

RSAs:
348*(8)       Colorado                       10.00%        100.00% GP                   43,672              4,367
349*(7)(8)    Colorado                       58.60%        100.00% GP                   61,659             36,132
351*(7)(8)    Colorado                       61.75%        100.00% GP                   62,916             38,851
352*(7)(8)    Colorado                       66.00%        100.00% GP                   25,783             17,017
353*(7)(8)    Colorado                      100.00%        100.00% GP                   65,251             65,251
354*(7)(8)    Colorado                       69.40%        100.00% GP                   44,328             30,764
355*(8)       Colorado                       49.00%        100.00% GP                   44,194             21,655
356*(8)       Colorado                       49.00%        100.00% GP                   27,259             13,357
389           Idaho                         100.00%        50.00% LP                    64,671             32,336
390           Idaho                         100.00%        33.33% LP                    15,485              5,162
392*(7)(8)    Idaho (B1)                    100.00%        100.00% LP                  132,888            132,888
393*(7)(8)    Idaho                          91.64%        100.00% GP                  280,569            257,113
415           Iowa                           49.00%        20.64% LP                   155,247             15,701
416           Iowa                           49.00%        78.57% LP                   108,129             41,629
417*(7)(8)    Iowa                          100.00%        100.00% GP                  152,597            152,597
419*          Iowa                           49.00%        91.67% GP                    54,659             24,552
420*(7)(8)    Iowa                          100.00%        100.00% GP                   63,458             63,458
424           Iowa                           49.00%        35.00% LP                    66,743             11,446
425*          Iowa                           49.00%        27.11% LP                   108,426             14,403
426*(8)       Iowa                           52.65%        93.33% GP                    84,932             41,734
427*(8)       Iowa                           53.64%        91.66% GP                   102,773             50,530

                                                               AFFILIATE(S)
   MSA OR                             COMPANY INTEREST         INTEREST IN               1993          NET COMPANY
RSA CODE (1)         STATE          IN AFFILIATE(S) (2)        LICENSEE (3)       POPULATION (4)(5)     POPS (6)
- ------------  --------------------  --------------------   --------------------   ------------------   -----------
428(8)        Kansas                        100.00%        3.07% LP                     28,103                863
429(8)        Kansas                        100.00%        3.07% LP                     31,121                955
430(8)        Kansas                        100.00%        3.07% LP                     52,640              1,616
431(8)        Kansas                        100.00%        3.07% LP                    129,852              3,986
432(8)        Kansas                        100.00%        3.07% LP                    118,599              3,641
433(8)        Kansas                        100.00%        3.07% LP                     20,138                618
434(8)        Kansas                        100.00%        3.07% LP                     81,515              2,503
435(8)        Kansas                        100.00%        3.07% LP                    126,535              3,885
436(8)        Kansas                        100.00%        3.07% LP                     57,937              1,779
437(8)        Kansas                        100.00%        3.07% LP                    104,942              3,222
438(8)        Kansas                        100.00%        3.07% LP                     81,130              2,491
439(8)        Kansas                        100.00%        3.07% LP                     42,198              1,295
440(8)        Kansas                        100.00%        3.07% LP                     29,155                895
441(8)        Kansas                        100.00%        3.07% LP                    171,226              5,257
442(8)        Kansas                        100.00%        3.07% LP                    154,341              4,738
512           Missouri (B1)                  49.00%        30.00% LP                    76,061             11,181
523*(7)(8)    Montana (B1)                  100.00%        100.00% GP                   66,841             66,841
523*(7)(8)    Montana (B2)                  100.00%        98.76% GP                    70,350             69,478
524*(7)(8)    Montana                        61.75%        100.00% GP                   37,386             23,086
525*(7)(8)    Montana                        69.40%        100.00% GP                   14,877             10,325
526*(7)(8)    Montana                       100.00%        100.00% GP                   39,843             39,843
527*(7)(8)    Montana                       100.00%        100.00% GP                  174,631            174,631
528*(7)(8)    Montana                        61.75%        100.00% GP                   63,009             38,908
529*(7)(8)    Montana                        74.50%        100.00% GP                   28,742             21,413
530*(7)(8)    Montana                        61.75%        100.00% GP                   83,488             51,554
531*(7)(8)    Montana                       100.00%        100.00% GP                   30,990             30,990
532*(7)(8)    Montana                       100.00%        100.00% GP                   19,431             19,431
533           Nebraska                       61.50%        25.52% LP                    90,016             14,128
534           Nebraska                       61.50%        25.52% LP                    31,353              4,921
535           Nebraska                       61.50%        25.52% LP                   115,108             18,066
536           Nebraska                       61.50%        25.52% LP                    35,803              5,619
537           Nebraska                       61.50%        25.52% LP                   142,155             22,311
538           Nebraska                       61.50%        25.52% LP                   105,599             16,574
539           Nebraska                       61.50%        25.52% LP                    89,125             13,988
540           Nebraska                       61.50%        25.52% LP                    58,058              9,112
541           Nebraska                       61.50%        25.52% LP                    81,697             12,822
542           Nebraska                       61.50%        25.52% LP                    85,250             13,380
553           New Mexico                     49.00%        33.33% LP                   245,584             40,108
555           New Mexico                     49.00%        25.00% LP                    76,635              9,388
557           New Mexico                     49.00%        33.33% LP                    55,076              8,995
580*(7)(8)    North Dakota                   52.76%        100.00% GP                  102,513             54,086
581*(8)       North Dakota                   49.00%        100.00% GP                   60,131             29,464
582           North Dakota                   49.00%        84.59% LP                    91,629             37,979
583*(8)       North Dakota                   49.00%        100.00% GP                   65,783             32,234
584*(7)(8)    North Dakota                   61.75%        100.00% GP                   49,671             30,672
634*(7)(8)    South Dakota                  100.00%        100.00% GP                   35,624             35,624
635*(7)(8)    South Dakota                   56.29%        100.00% GP                   22,563             12,701
636*(7)(8)    South Dakota                   57.50%        100.00% GP                   53,724             30,891
638*(7)(8)    South Dakota (B1)             100.00%        100.00% GP                   16,443             16,443
638*(7)(8)    South Dakota (B2)             100.00%        100.00% GP                    8,220              8,220

                                                               AFFILIATE(S)
   MSA OR                             COMPANY INTEREST         INTEREST IN               1993          NET COMPANY
RSA CODE (1)         STATE          IN AFFILIATE(S) (2)        LICENSEE (3)       POPULATION (4)(5)     POPS (6)
- ------------  --------------------  --------------------   --------------------   ------------------   -----------
639*(7)(8)    South Dakota (B1)              61.75%        100.00% GP                   33,390             20,618
639*(7)(8)    South Dakota (B2)              61.75%        100.00% GP                    5,568              3,438
640*(7)(8)    South Dakota                   64.49%        100.00% GP                   65,549             42,273
641*(7)(8)    South Dakota                   61.13%        100.00% GP                   71,921             43,965
642*(8)       South Dakota                   49.00%        100.00% GP                   91,706             44,936
675*(7)(8)    Utah                          100.00%        100.00% GP                   51,727             51,727
676*(7)(8)    Utah                          100.00%        100.00% GP                   86,612             86,612
677*(7)(8)    Utah (B3)                      74.50%        100.00% GP                   37,966             28,285
678*(7)(8)    Utah                          100.00%        80.00% GP                    23,840             19,072
718*(7)(8)    Wyoming                        66.00%        100.00% GP                   46,896             30,951
719*(7)(8)    Wyoming                       100.00%        100.00% GP                   72,795             72,795
720*(7)(8)    Wyoming                       100.00%        100.00% GP                  145,382            145,382
                                                                                    ----------         -----------
Total RSA                                                                            6,151,832          2,734,148
                                                                                    ----------         -----------
Total MSA and RSA                                                                    7,425,369          3,356,086
                                                                                    ----------         -----------
                                                                                    ----------         -----------

- ------------------------
(1) MSA ranking is based on population as established by the FCC. RSAs have been numbered by the FCC alphabetically by state.

(2) Represents the composite ownership interest held by the Company in the respective affiliate(s). Composite ownership by the Company in affiliate(s) of greater than 50% does not necessarily represent a controlling interest in any affiliate.

(3) Represents the composite ownership interest of the Company's affiliate(s) in the licensee for a cellular telephone system in the respective market. Composite ownership by affiliate(s) in a licensee of greater than 50% does not necessarily represent a controlling interest in such licensee. GP indicates that at least one affiliate has a general partner or controlling interest in the licensee; LP indicates that the affiliate(s) has a limited partner or minority interest.

(4)  Derived from the Strategic Marketing, Inc. 1993 population estimates.

(5) Represents population within the market area initially licensed by the FCC. The number of pops which are covered by radio signal in a market is expected to be marginally lower than the market's total pops on a going-forward basis. See "Certain Definitions."

(6) Net Company Pops represents Company Interest in Affiliate(s) multiplied by Affiliate(s) Interest in Licensee multiplied by 1993 Population.

(7) The operations of these markets are currently reflected on a consolidated basis in the Company's consolidated financial statements. The operations of the other markets in which the Company holds an interest are reflected in such financial statements on either an equity or a cost basis.

(8) The Company's interest in these markets is held, in whole or in part, directly in the licensee.

     Markets managed by the Company are denoted by an asterisk (*).

SUBSCRIBER GROWTH TABLE

    Information regarding subscribers to the MSA and RSA cellular systems managed by the Company is summarized by the following table:

                            NUMBER OF                 ESTIMATED POPULATION
                         MANAGED MARKETS               OF MANAGED MARKETS                  NUMBER OF SUBSCRIBERS
                       -------------------   ---------------------------------------   -----------------------------   SUBSCRIBER
                       TOTAL   MSA    RSA      TOTAL          MSA           RSA         TOTAL       MSA        RSA       GROWTH
                       -----   ----   ----   ----------   -----------   ------------   --------   --------   -------   ----------
Sept. 30, 1987.......     0      0      0             0          0              0             0          0         0
Sept. 30, 1988.......     4      4      0       504,529    504,529(1)           0           424        424         0
Sept. 30, 1989.......     4      4      0       500,804    500,804(2)           0         1,362      1,362         0    221.23%
Sept. 30, 1990.......    18      4     14     1,687,481    500,804(2)   1,186,677(2)      6,444      3,513     2,931    373.13%
Sept. 30, 1991.......    49      5     44     3,509,779    566,722(3)   2,943,057(3)     17,952      6,387    11,565    178.58%
Sept. 30, 1992.......    49      5     44     3,509,779    566,722(3)   2,943,057(3)     35,884     11,119    24,765     99.89%
Sept. 30, 1993.......    51      6     45     3,665,758    644,526(4)   3,021,232(4)     60,381     17,898    42,483     68.27%
Sept. 30, 1994.......    55      7     48     3,906,063    771,660(5)   3,134,403(5)     99,002     30,711    68,291     63.96%
Dec. 31, 1994........    55      7     48     3,904,636    771,660(5)   3,132,976(5)    114,918     34,702    80,216     16.08%
March 31, 1995.......    55      7     48     3,904,636    771,660(5)   3,132,976(5)    124,057     36,680    87,377      7.95%

- ------------------------
(1)  Derived from 1988 Donnelley Market Service population estimates.

(2)  Derived from 1989 Donnelley Market Service population estimates.

(3)  Derived from 1990 Census Report.

(4)  Derived from 1992 Donnelley Market Service population estimates.

(5)  Derived from 1993 Strategic Marketing, Inc. population estimates.

    NETWORK  CONSTRUCTION AND  OPERATIONS.   Construction of  cellular telephone
systems requires substantial capital investment in land and improvements, buildings, towers, mobile telephone switching offices ("MTSOs"), cell site equipment, microwave equipment, engineering and installation. The Company believes that it has achieved significant economies of scale in constructing the network. For example, the network uses cellular switching systems capable of serving multiple markets. As a result of the contiguous nature of the network, only 12 MTSOs are currently required to serve all 55 of the Company's managed markets. By consolidating and deploying high capacity MTSOs, the Company intends to achieve further economies of scale. Economies of scale generated by the network also have permitted the Company to use one network operations center, to centralize services such as network design and engineering, traffic analysis, interconnection, billing, roamer verification, maintenance and support and to access volume discount purchasing of cellular system equipment.

    The network also affords the Company certain technical advantages in the provision of enhanced services, such as call delivery and call forwarding. Through the use of single switching facilities serving multiple markets, the Company has implemented continuous coverage on an intrastate basis throughout most of the network. The Company has widened the area of coverage within the network by interconnecting MTSOs located in adjoining markets. The Company's current objective is to provide subscribers with "seamless" coverage throughout the network, which will permit subscribers, as they travel through the network, to receive calls and otherwise use their cellular telephone as if they were in their home market. This will occur once all of the MTSOs managed by the Company and in adjoining markets within the eight-state area are networked. The Company has achieved a high degree of network reliability through the deployment of standardized components and operating procedures, and the introduction of redundancy in switching and cell site equipment, interconnect facilities and power supply. Most of the Company's equipment is built by Northern Telecom, Inc. ("NTI"), and interconnection between MTSOs has been achieved using NTI's internal software and hardware.

    The Company began implementing the "IS-41" technical interface during fiscal 1994. This technical interface, developed by the cellular industry, allows carriers that have different types of equipment to integrate their systems with the eventual goals of establishing a national seamless network, substantially reducing the cost of validating calls and reducing fraud exposure.

    The Company also has entered into and is negotiating agreements with other cellular carriers to enhance the range of markets and quality of service available to cellular subscribers when traveling outside the network. Pursuant to existing agreements with other cellular carriers, the Company's subscribers are able to "roam" throughout most MSA and RSA markets in the United States and Canada.

    EXPANSION. The Company is in the process of "filling in" the "cellular geographic service area" or "CGSA" (as defined by the FCC) within its managed markets by adding network facilities to increase the coverage of the radio signal. The Company has been significantly expanding radio signal coverage, with construction of 50 cell sites already complete in fiscal year 1995 and 57 additional cell sites expected to be completed by the end of the fiscal year. The Company expects that by September 30, 1995, radio signal coverage will reach approximately 96% of the population within the managed markets. Expansion of signal coverage is expected to add additional subscribers, enhance use of the systems by existing subscribers, increase roamer traffic due to the larger geographic area covered by the radio signal and further improve the overall efficiency of the network. Under the rules and regulations of the FCC, expansion of signal coverage will also preserve the Company's right to provide cellular service in potentially valuable areas within the network which are not currently covered by the Company's radio signal.

    The Company continually evaluates acquisitions of cellular properties that are geographically and operationally compatible with the network. In evaluating acquisition targets, the Company considers, among other things, demographic factors, including population size and density, traffic patterns, cell site coverage, required capital expenditures and the likely ability of the Company to integrate the target market into the network. In pursuing such acquisitions, the Company may exchange interests in nonmanaged markets for interests in existing or new markets that serve to expand the network. Certain acquisitions and related dispositions may be subject to rights of first refusal held by the partners in the respective partnerships in which the Company holds an interest. Recent and pending acquisitions are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisitions and Sales." The Company also from time to time may sell nonmanaged assets to raise capital for network expansion. For example, the Company has entered into an agreement to sell its interest in ten Nebraska RSA markets not managed by the Company for approximately $24,300,000 in cash. The transaction is expected to result in an after-tax gain to the Company of approximately $19,600,000 and to close in July 1995. The interest to be purchased from the Company, as well as interests in the Nebraska RSA markets to be purchased from other entities, will be acquired at a cost of over $200 per pop after taking into account debt assumed or refinanced. Proceeds from the transaction will be available to the Company to pursue acquisitions of additional managed interests and to fund parent company capital expenditures.

    In an effort to provide comprehensive availability of mobile communications services to its subscribers, regardless of location throughout North America, the Company has entered into a distribution agreement with American Mobile Satellite Corporation ("AMSC"). AMSC holds an FCC construction permit to build and operate a mobile satellite service which will complement the existing terrestrial cellular system by providing mobile voice, fax and data communications in all areas not covered by cellular service. Subscribers will access AMSC's satellite through a cellular/satellite mobile phone which will route calls through the cellular network in those areas covered by cellular service and will process the call via satellite in the absence of cellular coverage. AMSC, which launched its satellite in April 1995, anticipates its service will be available some time this year. The agreement with AMSC is essentially a roaming arrangement that may add incremental value to certain customers in remote areas, but is not expected to have a material impact on the Company.

    SERVICES AND PRODUCTS. Mobile subscribers in the Company's managed markets have available to them substantially all of the services typically provided by landline telephone systems, including custom-calling features such as call forwarding, call waiting, three-way conference calling and, in most cases, voice mail services. Several price plans are presented to prospective customers so that they may choose the plan that will best fit their expected calling needs. The plans provide specific charges for custom-calling features and voice mail to offer value to the customer while enhancing airtime use and revenues for the Company. The Company also sells cellular equipment at discounted prices as a way to encourage use of its mobile services. The Company provides warranty and repair services after the sale through regional equipment service centers, which provide state-of-the-art test equipment and certified repair technicians. An ongoing review of equipment and service pricing is maintained to ensure the Company's competitiveness. Through a centralized procurement and equipment distribution strategy, the Company obtains the benefits of favorable equipment costs through bulk purchases. As appropriate, revisions to pricing of service plans and equipment pricing are made to meet local marketplace demands.

    The network affords the Company the opportunity to offer service over expanded geographic territories at favorable rates. Customers that subscribe to a stand-alone cellular system generally are charged premium roaming rates when using a cellular system outside of their home service area. The Company's subscribers are able to roam within the network and are afforded "home rate follows" pricing, whereby subscribers are charged the rate applicable in their home service area when traveling within the network. In addition, the Company's simplified retail roaming rate structure allows the customer to roam on certain adjacent carriers' systems at a preferred rate and minimizes confusion by consolidating the remainder of the country into a uniform rate. Finally, the Company offers toll-free calling across single or multiple states to its subscribers for a nominal monthly fee, due to favorably negotiated interconnect agreements.

    Because the licensed radio spectrum available to the Company was designed to serve densely populated metropolitan areas, demand for "traditional" cellular service within the network is not expected to use all available spectrum. The Company expects that this excess capacity may be adapted (at a nominal marginal cost) for data transmission, monitoring, control transaction processing and other cellular uses that are well suited for agriculture, energy and other industries that have widespread operations within the Company's rural marketplace, such as wireless network systems for mobile office applications, credit card verifications, telemetry and polling systems. The Company is working with equipment manufacturers, system integrators and value added resellers to develop and deploy these systems. The Company also is exploring the potential uses of packet data systems, an efficient method of multi-point, simultaneous polling of wireless monitoring devices, to expand the potential market for other uses of cellular technology.

    The Company also believes that certain attributes of the Company's operating infrastructure, including existing towers, established distribution channels and other administrative resources, can be utilized to offer one-way paging service throughout the managed markets on a cost-efficient basis. The Company intends to commence offering such paging services in fiscal year 1996 subject to the receipt of sufficient FCC paging licenses to offer economically feasible paging services.

    The Company is committed to providing consistently high quality customer service. The Company maintains a comprehensive, centralized customer assistance department which offers the advantages of expanded customer service hours, specialized roaming and key account representatives and an automated customer information database that allows for efficiency and accuracy, while decreasing the time spent on each customer contact. The customer assistance department also supports the administrative functions required to activate a customer's phone through a high speed, call-in process and to enter the customer into the informational databases required for customer service and billing. The Company believes this centralized approach provides cost efficiencies while also addressing the critical need for quality control. To ensure that it is delivering a consistently high level of quality service, the Company monitors customer satisfaction with its network quality, sales and customer service support, billing and quality of roaming through regular surveys conducted by an independent research firm.

    In 1992 the Company began investing in TVX, Inc., which holds the distribution rights for the TVX camera systems in North, Central and South America. The TVX system provides visual verification of the cause of an alarm at the time of an incident to distinguish actual emergencies from false alarms. The TVX camera takes four pictures within five seconds and transmits them to a host computer via either the cellular or wireline networks. The Company intends to work closely with TVX, Inc. to market cellular service in conjunction with the TVX system for use at locations where phone lines are not available or as a backup when phone lines have been disabled. The Company and Automated Security Holdings, PLC ("ASH") each hold a 41% equity interest in TVX, Inc.

    MARKETING. The Company coordinates the marketing strategy for each of its managed markets. The Company markets cellular telephone service principally under the CommNet Cellular name. The use of a single name over a broad geographic territory creates strong brand-name recognition and allows the Company to achieve advertising efficiencies.

    The Company believes that a key competitive advantage in marketing its service is the large geographic area covered by the network. The seamless coverage being developed in the network is critical to marketing, as customers are attracted to the higher percentage of delivered calls that such coverage provides. Furthermore, the Company's "home rate follows" pricing allows customers to make calls from anywhere in the network without incurring additional daily fees or surcharges which usually occur when customers roam outside of their home market. Additionally, the Company uses the "Follow Me Roaming" service provided by GTE Telecommunication Services, Inc. ("GTE") which permits customers to receive calls in any market that is part of the Follow Me Roaming system without having to dial complicated access codes. The Company also offers discounted roaming prices, and expects to be able to offer enhanced services, in certain markets as a result of arrangements to link with certain adjacent markets managed by other cellular carriers. See "-- The Company's Operations -- Network Construction and Operations." In addition, the Company offers toll-free calling statewide or across multiple states to its subscribers for a nominal monthly fee. In a majority of the Company's managed RSA markets, the Company was the first cellular system operator to provide service in the market, thereby affording a significant competitive advantage.

    Historically, the Company has relied to a significant extent on direct sales representatives and on independent sales agents. The Company is currently emphasizing development of a new channel of distribution represented by 17 Company-owned retail stores located within the network, which will be supplemented by 11 additional Company-owned retail stores scheduled to open by the end of fiscal year 1995. The retail distribution channel is also being expanded by the addition of 19 Wal-Mart-Registered Trademark- kiosks staffed by Company personnel. The Company believes that development of retail distribution channels owned or staffed by the Company will increase customer additions, enhance customer service and generate cost efficiencies in the acquisition of new subscribers. The Company also maintains 46 direct sales representatives and 596 agents or outlets, including 52 Radio Shack and eight -C-Sears stores which have exclusive distribution agreements with the Company. In general, such agents earn a fixed commission which can vary depending upon the price plan sold when a customer subscribes to the Company's cellular service and remains a subscriber for a certain period of time. Being first to market in the majority of the Company's managed RSA markets has also allowed the Company to obtain exclusive marketing agreements with the leading telecommunication retailers in a particular market and to obtain prime locations for its sales centers.

    SUBSCRIBERS. To date, a substantial majority of the subscribers who use cellular service in markets in which the Company holds interests have been business users of mobile communication services. This trend is consistent with the experience of the cellular industry generally, although given the Company's geographic presence in the mountain and plains states, its customers have tended to include proportionally more persons in the agricultural and energy industries. The Company believes that certain demographic characteristics of the rural marketplace will enhance the Company's ability to market cellular service to its primary customer base within its managed RSA markets. On average, rural residents spend a higher percentage of their annual household income on transportation and travel a relatively greater distance by personal vehicle than do urban residents. The relatively large average distance between public telephones in the rural marketplace is an additional factor that increases the need for mobile telecommunication services in that market.

    MANAGEMENT AGREEMENTS. Management agreements generally applicable to the Company's RSA markets appoint the Company as exclusive management agent of the licensee with specifically enumerated responsibilities relating to the day-to-day business operation of the licensee, although the licensee retains ultimate control over its cellular system. Generally, the RSA management agreements are for an initial term of five years and are automatically renewed for additional terms unless terminated by notice from either party prior to expiration of the then current term. The agreements provide for reimbursement to the Company of expenses incurred on behalf of the affiliate or licensee.

    The Company has entered into management agreements with three MSA affiliates pursuant to which the Company has been appointed the exclusive management agent for each such affiliate. The MSA management agreements appoint the Company as managing agent of the respective MSA affiliate with specifically enumerated responsibilities relating to the day-to-day business operation of the affiliate. In cases in which the affiliate is the general partner in the licensee, the Company acts as exclusive management agent for the licensee, although the licensee retains ultimate control over its cellular system. The MSA management agreements provide for compensation to the Company in an amount equal to 10% of the distributions to the affiliate derived from the affiliate's interest in the licensee, although compensation to date under these agreements has not been material. The agreements also provide for reimbursement for reasonable administrative and overhead expenses. In cases in which the affiliate is a general partner in the licensee, the agreements generally were for an initial term of two years, were extended for an additional three years and are automatically renewed for one-year terms thereafter unless terminated by notice from either party prior to expiration of the then current term. In cases in which the affiliate is a limited partner in the licensee, the agreements generally were for an initial term of five years and are automatically renewed for additional five-year terms unless terminated by notice from either party prior to expiration of the then current term.

    The Company has also entered into a management agreement with CINC, whereby it manages all systems owned by CINC and in which CINC is the general partner.

    HISTORY. The Company initially acquired its cellular interests by participating in the wireline licensing process conducted by the FCC. In order to participate in that process, the Company formed affiliates which were originally owned at least 51% by one or more independent telephone companies and no more than 49% by the Company. In exchange for the Company's 49% interest, the Company provided a financing commitment to the affiliates for their capital needs, as well as certain management services. In addition to obtaining interests in cellular markets through participation in the FCC licensing process, the Company also has purchased direct interests in additional markets in order to expand the network.

    FINANCING ARRANGEMENTS WITH AFFILIATES; CIFC. CIFC has entered into loan agreements with RSA and MSA affiliates to finance or refinance the costs related to the construction, operation and expansion of cellular telephone systems in which such affiliates own an interest. The loans are financed with funds borrowed by CIFC from CoBank and the Company. As of March 31, 1995, CIFC had entered into loan agreements with 50 RSA affiliates, 5 MSA affiliates and CINC and had advanced $193,754,000 thereunder, including $104,928,000 to entities which are consolidated for financial reporting purposes. All loans to affiliates from CIFC bear interest at 1% over the average cost of CoBank borrowings and are secured by a lien upon all assets of the entity to which funds are advanced. Loans from CIFC to affiliates will be repaid from funds generated by operations of the licensee or distributions to affiliates by licensees in which such affiliates own an interest. Amounts paid to CIFC will be applied by CIFC towards payment of its obligations to CoBank and the Company. The repayments allocated to the Company will be retained by CIFC and used to offset future loans which would otherwise have been made by the Company. The Company has made and will continue to make advances to affiliates on an interim basis. Funds borrowed from CIFC by affiliates are used to repay the Company for such interim advances. As of March 31, 1995, the Company had outstanding interim advances of $33,537,000 to affiliates, which advances bear interest at 2% over the prime rate.

    As of March 31, 1995, the Company and CIFC had advanced a total of $197,242,000 to RSA and MSA affiliates and to finance switches. Based on its proportionate ownership interests in these affiliates, the

Company's   share  of  total  affiliate  and   switch  loans  and  advances  was
$145,002,000. The assets of the affiliates in which the Company has investments or advances represent 4,459,000 pops, which include 3,356,000 net Company pops.

    THE CELLULAR TELEPHONE INDUSTRY. Cellular telephone service is a form of wireless telecommunication capable of providing high quality, high capacity service to and from mobile, portable and fixed radio telephones. Cellular telephone technology is based upon the division of a given market area into a number of regions, or "cells," which in most cases are contiguous. Each cell contains a low-power transmitter-receiver at a "base station" or "cell site" that communicates by radio signal with cellular telephones located in the cell. The cells are typically designed on a grid, although terrain factors, including natural and man-made obstructions, signal coverage patterns and capacity constraints may result in irregularly shaped cells and overlaps or gaps in coverage. Cells generally have radiuses ranging from two miles to more than 25 miles. Cell boundaries are determined by the strength of the signal emitted by the cell's transmitter-receiver. Each cell site is connected to a MTSO, which, in turn, is connected to the local landline telephone network.

    When a cellular subscriber in a particular cell dials a number, the cellular telephone sends the call by radio signal to the cell's transmitter-receiver, which then sends it to the MTSO. The MTSO completes the call by connecting it with the landline telephone network or another cellular telephone unit. Incoming calls are received by the MTSO, which instructs the appropriate cell to complete the communications link by radio signal between the cell's transmitter-receiver and the cellular telephone. By leaving the cellular telephone on, a signal is emitted so the MTSO can sense in which cell the cellular telephone is located. The MTSO also records information on system usage and subscriber statistics.

    The FCC has allocated the cellular telephone systems frequencies in the 800 MHz band of the radio spectrum. Each of the two licensees in each cellular market is assigned 416 frequency pairs. Each conversation on a cellular system occurs on a pair of radio talking paths, thus providing full duplex (i.e., simultaneous two-way) service. Two distinguishing features of cellular telephone systems are: (i) frequency reuse, enabling the simultaneous use of the same frequency in two or more adequately separated cells, and (ii) call hand-off, occurring when a deteriorating transmission path between a cell site and a cellular telephone is rerouted to an adjacent cell site on a different channel to obtain a stronger signal and maintain the call. A cellular telephone system's frequency reuse and call hand-off features result in far more efficient use of available frequencies and enable cellular telephone systems to process more simultaneous calls and service more users over a greater area than pre-cellular mobile telephone systems.

    Frequency reuse is one of the most significant characteristics of cellular telephone systems. Each cell in a cellular telephone system is assigned a specific set of frequencies for use between that cell's base station and cellular telephones located within the cell, so that the radio signals being used in one cell do not interfere with those being used in adjacent cells. Because of the relatively low transmission power of the base stations and cellular telephones, two or more cells sufficiently far apart can use the same frequencies in the same market without interfering with one another.

    A cellular telephone system's capacity can be increased in various ways. Within certain limitations, increasing demand may be met by simply adding available frequency capacity to cells as required or, by using directional antennas, dividing a cell into discrete multiple sectors or coverage areas, thereby facilitating frequency reuse in other cells. Furthermore, an area within a system may be served by more than one cell through procedures which utilize available channels in adjacent cells. When all possible channels are in use, further growth can be accomplished through a process called "cell splitting." Cell splitting entails dividing a single cell into a number of smaller cells serviced by lower-power transmitters, thereby increasing the reuse factor and the number of calls that can be handled in a given area. Expected digital transmission technologies will provide cellular licensees with additional capacity to handle calls on cellular frequencies. As a result of present technology and assigned spectrum, however, there are limits to the number of signals that can be transmitted simultaneously in a given area. In highly populated MSAs, the level of demand for mobile and portable service is often large in relation to the existing capacity. Because the primary objective of the cellular licensing process is to address mobile and portable uses, operators in highly populated MSAs may have capacity constraints which limit their ability to provide alternate cellular service. The Company does not anticipate that the provision of mobile and portable services within the network will require as large a proportion of the systems' available spectrum and, therefore, the systems will have more available spectrum with which to pursue data applications, which may enhance revenues.

    Call hand-off in a cellular telephone system is automatic and virtually unnoticeable to either party to the call. The MTSO and base stations continuously monitor the signal strength of calls in progress. The signal strength of the transmission between the cellular telephone and the base station declines as the caller moves away from the base station in that cell. When the signal strength of a call declines to a predetermined threshold level, the MTSO automatically determines if the signal strength is greater in another cell and, if so, hands off the cellular telephone to that cell. The automatic hand-off process within the system takes a fraction of a second. However, if the cellular telephone leaves the reliable service areas of the cellular telephone system, the call is disconnected unless an appropriate technical interface is established with an adjacent system through intersystem networking arrangements.

    FCC rules require that all cellular telephones be functionally compatible with cellular telephone systems in all markets within the United States and with all frequencies allocated for cellular use, so that a cellular telephone may be used wherever a subscriber is located, subject to appropriate arrangements for service charges. Changes to cellular telephone numbers or other technical adjustments to cellular telephones by the manufacturer or local cellular telephone service businesses may be required, however, to enable the subscriber to change from one cellular service provider to another within a service area.

    Because cellular telephone systems are fully interconnected with the landline telephone network and long distance networks, subscribers can receive and originate both local and long-distance calls from their cellular telephones.

    Cellular telephone systems operate under interconnection agreements with various local exchange carriers and interexchange carriers. The interconnection agreements establish the manner in which the cellular telephone system integrates with other telecommunications systems. The cellular operator and the local landline telephone company must cooperate in the interconnection between the cellular and landline telephone systems, to permit cellular subscribers to call landline subscribers and vice versa. The technical and financial details of such interconnection arrangements are subject to negotiation and vary from system to system.

    While most MTSOs process information digitally, most radio transmission of cellular telephone calls are done on an analog basis. Digital technology offers advantages, including improved voice quality, larger system capacity, and perhaps lower incremental costs for additional subscribers. The conversion from analog to digital radio technology is expected to be an industry-wide process that will take a number of years. However, based on estimated capacity requirements, the Company does not foresee a need to convert to digital radio transmission technology in the near or intermediate term.

COMPETITION

    GENERAL. The cellular telephone business is a regulated duopoly. The FCC awarded only two licenses in each market, although certain markets have been subdivided as a result of voluntary settlements. One of these licenses initially was awarded to an entity that was majority owned by local telephone companies or their affiliates and the other license was awarded to an entity that did not provide such service. Each licensee has the exclusive use of a defined frequency band within its market.

    The primary competition for the Company's mobile cellular service in any market comes from the other licensee in such market, which may have significantly greater resources than the Company and its affiliates. Competition is principally on the basis of coverage, services and enhancements offered, technical quality of the system, quality and responsiveness of customer service and price. Such competition may increase to the extent that licenses pass from weaker stand-alone operators into the hands of better capitalized and more experienced cellular operators who may be able to offer consumers certain network advantages similar to those offered by the Company. Within the network, the Company has three primary direct competitors, in addition to a number of stand-alone operators. The Company also faces competition from other communications technologies that now exist, such as SMR and paging services, and may face competition from technologies introduced in the future.

    COMPETITION FROM OTHER TECHNOLOGIES. Potential users of cellular systems may find an increasing number of current and developing technologies able to meet their communication needs. For example, SMRs of the type generally used by taxicab and tow truck services and other communications services have the technical capability to handle mobile telephone calls (including interconnection to the landline telephone network) and may provide competition in certain markets.

    Although SMR operators are currently subject to limitations that make usage of SMR frequencies more appropriate for short dispatch messages, the FCC has granted waivers of its rules to permit the construction and operation of low powered "cellular-like" services using a collection of SMR frequencies ("ESMR") in a number of markets in the United States. Recent legislation permits commercial mobile service providers, including SMR providers, to obtain upon demand physical interconnection with the landline telephone network. Such interconnection enhances an SMR provider's ability to compete with cellular operators, including the Company. The FCC has encouraged ESMR activities and has amended its rules to establish an Expanded Mobile Service Provider ("EMSP") licensing approach that would facilitate such operations. The new rules grant a new type of 800 Mhz wide-area license that would permit channels to be aggregated for operation of systems throughout defined geographic areas. A new rulemaking is underway to determine what protections will be afforded to existing SMR licensees that may now be subject to relocation.

    One-way paging or beeper services that feature voice message and data-display as well as tones may be adequate for potential cellular subscribers who do not need to transmit back to the caller. SMR and paging systems are in operation in many of the service areas within the network.

    The FCC is now licensing commercial PCS. PCS is not a specific technology, but a variety of potential technologies that could compete with cellular telephone systems. The FCC has identified two categories of PCS: broadband and narrowband. In 1993, Congress enacted legislation requiring the FCC to adopt final rules for licensing broadband and narrowband PCS by February 1994. This legislation also required the FCC to commence issuing licenses for narrowband PCS by October 1994 and broadband PCS by December 1994. Licenses will be awarded by competitive bidding. Auctions for the first two spectrum blocks have been completed. Absent delays caused by any judicial proceedings, PCS systems can be expected to commence operation in major metropolitan areas as early as the end of calendar year 1995. See "Federal Regulation -- Recent Legislation."

    The FCC has adopted rules to authorize the operation of new narrowband PCS systems in the 900 Mhz band. The possible new services using this 900 MHz band spectrum include advanced voice paging, two-way acknowledgment paging, data messaging, electronic mail and facsimile transmissions. These services most likely will be provided using a variety of devices, such as laptop and palmtop computers and computerized "personal organizers" that allow receipt of office messages, calendar planning, and document editing from remote locations in some circumstances.

    The FCC also has adopted rules to authorize the operation of new, broadband PCS systems in the 2 GHz band. Equipment proposed for broadband PCS includes small, lightweight and wireless telephone handsets; computers that can communicate over the airwaves wherever they are located; and portable facsimile machines and other graphic devices. The regulatory plan adopted for broadband PCS includes an allocation of spectrum, a flexible regulatory structure, eligibility restrictions and technical and operational rules. In a related matter in the same proceeding, the FCC revised its cellular rules to explicitly state that cellular licensees may provide any PCS-type services (including wireless PBX, data transmission and telepoint services) on their 800 MHz band cellular channels without prior notification to the FCC (other than the notification required to report the construction of new cell sites).

    The FCC has allocated 140 MHz of spectrum in the 2 GHz band for the provision of licensed and unlicensed broadband PCS. Much of the spectrum allocated for broadband PCS is already occupied by microwave licensees. As a general proposition, broadband PCS licensees will be required to pay the costs associated with relocating these existing microwave users to other portions of the radio spectrum.

    Of the 140 MHz of spectrum allocated to broadband PCS, 120 MHz has been allocated for licensed PCS. The 120 MHz of spectrum allocated to licensed PCS has been divided into six channel blocks, as follows: i) two channel blocks (Blocks A and B) have been allocated 30 MHz of spectrum each, and will be licensed on the basis of 51 Major Trading Areas ("MTAs"), iii) three channel blocks (Blocks D, E and F) have been allocated 10 MHz of spectrum each and will be licensed on the basis of 493 Basic Trading Areas ("BTAs"). In a separate proceeding dealing with spectrum auctions and consistent with a directive contained in recently-enacted legislation, the FCC has granted licensing preferences on the Block C and F spectrum allocations for small businesses, rural telephone companies and minority/woman-owned businesses, although the validity of such preferences may be subject to legal challenge. The FCC has recently initiated a rulemaking proceeding to withdraw the licensing preferences granted to minority/woman-owned businesses in light of uncertainty regarding the constitutionality of such preferences.

    Subject to a five percent cross-ownership benchmark, spectrum aggregation will be permitted in broadband PCS, but will be limited to 40 MHz of spectrum per service area to prevent any one person or entity from exercising undue market power.

    As a general rule, cellular licensees will be permitted to participate in broadband PCS on the 30 MHz frequency block outside of their existing cellular service areas or in any area where the cellular licensee serves less than ten percent of the 1990 census population of the PCS service area. Under this criterion, a cellular licensee will be ineligible to apply for one of the 30 MHz spectrum blocks if the composite reliable service area contour of its cellular system embraces ten percent or more of the 1990 census population of the PCS service area. Generally, with respect to PCS service areas in which there is ten percent or more cumulative 1990 census population overlap between the cellular and PCS service areas, the cellular carrier will be eligible to hold only one 10 MHz BTA license in addition to its cellular interest.

    The ownership attribution benchmark for cellular interests has been set at 20%. Therefore, for eligibility purposes, cellular licensees are defined as entities which have an ownership interest of 20% or more in a cellular system.

    Broadband PCS licensees will be subject to minimum construction requirements. Broadband PCS licenses will be awarded for a period of ten years, with provisions for a license renewal expectancy similar to the rules that currently apply to cellular licensees.

    Of the 160 MHz of spectrum allocated for broadband PCS, the remaining 40 MHz has been allocated for unlicensed devices. These unlicensed devices will be used in a variety of contexts, such as office environments, to provide such services as high and low speed data links between computing devices, cordless telephones and wireless PBXs. The unlicensed devices will be governed under Part 15 of the FCC's rules, and will not be subject to auctions.

    It is uncertain what the effect on the Company of these new personal communications services will be. The Company believes that PCS likely will not compete directly with cellular telephone service in the rural marketplace, but there can be no assurance that this will be the case. Management of the Company believes that technological advances in present cellular telephone technology in conjunction with buildout of the present cellular systems throughout the nation with cell splitting and microcell technology would provide essentially the same services as the proposals described above, but there is no assurance that this will happen. The FCC is expected to issue operating authority for personal communications services competitive to the Company's services in the markets in which the Company holds interests in cellular systems. This could result in one or more additional competitors in each of the Company's markets.

    Technological advances in the communications field continue to occur and make it difficult to predict the extent of additional future competition for cellular systems. For example, several mobile satellite systems are planning to initiate service in the 1995 - 1999 time frame, and AMSC has launched its mobile satellite in April 1995 and anticipates that its service will be available sometime this year. See "Business -- the Company's Operations -- Expansion." Although satellite service may offer a customer worldwide coverage, the substantial investments required to initiate service, as well as significant technical, political, and regulatory hurdles that need to be overcome may impede the early growth of this technology. Recent legislation may make available up to 200 MHz of spectrum for new communications systems. See

"Federal Regulation -- Recent Legislation." Each of these systems could provide services that compete with those provided by the Company. The FCC has also authorized Basic Exchange Telecommunications Radio Service to make basic telephone service more accessible to rural households and businesses.

FEDERAL REGULATION

    OVERVIEW. The construction, operation and acquisition of cellular systems in the United States are regulated by the FCC pursuant to the Communications Act and the rules and regulations promulgated thereunder (the "FCC rules"). The FCC rules govern applications to construct and operate cellular systems, licensing and administrative appeals and technical standards for the provision of cellular telephone service. The FCC also regulates coordination of proposed frequency usage, height and power of base station transmitting facilities and types of signals emitted by such stations. In addition, the FCC regulates (or forbears from regulating) certain aspects of the business operations of cellular systems. It has declined to regulate the price and terms of offerings to the public. See "-- Recent Legislation."

    INITIAL REGULATION. For licensing purposes, the FCC established 734 discrete geographically defined market areas comprising 306 MSAs and 428 RSAs. In each market area, the FCC awarded only two licenses authorizing the use of radio frequencies for cellular telephone service. The allocated cellular frequencies were divided into two equal 25 MHz blocks. One block of frequencies, and the associated operating license, was initially reserved for exclusive use by an entity that was majority owned and controlled by local landline telephone companies or their affiliates. The second block of frequencies initially was reserved for use by entities that did not provide landline telephone service in the market area. Upon the issuance of a construction permit, either wireline or nonwireline, such construction permit could be sold to any qualified buyer, regardless of telephone company affiliation. The FCC generally prohibits a single entity from holding an interest in both the wireline and the nonwireline licensee in the same market.

    RSAs were divided along county lines and consist of one or more contiguous counties within a single state. The RSAs were numbered alphabetically by state, rather than on the basis of population. The FCC applied a licensing policy for RSA markets similar to that utilized in the MSAs. Applications for both the wireline and nonwireline license in each RSA were filed simultaneously. In RSAs, the FCC allowed only wireline applicants to form pre-lottery settlement entities. If a full market wireline settlement was not negotiated, the FCC chose among mutually exclusive applicants for each license through the use of a lottery.

    Upon favorable review of the lottery winner or settlement entity, designation of the tentative selectee and following a public comment period, the FCC issued a construction permit for the cellular telephone system on each frequency block in a specified market. An operating license was then granted for an initial term of ten years (although a license may be revoked during its term for cause after formal proceedings by the FCC).

    LICENSE RENEWAL. The FCC has established rules and procedures to process cellular renewal applications filed by existing carriers and the competing applications filed by renewal challengers. Subject to one exception discussed below, the renewal proceeding is a two-step hearing process. The first step of the hearing process is to determine whether the existing cellular licensee is entitled to a renewal expectancy, and otherwise remains basically qualified to hold a cellular license. Two criteria are evaluated to determine whether the existing licensee will receive a renewal expectancy. The first criterion is whether the licensee has provided "substantial" service during its past license term, defined as service which is sound, favorable and substantially above a level of mediocre service which minimally might justify renewal. The second criterion requires that the licensee must have substantially complied with applicable FCC rules and policies and the Communications Act. Under this second criterion, the FCC determines whether the licensee has demonstrated a pattern of compliance. The second criterion does not require a perfect record of compliance, but if a licensee has demonstrated a pattern of noncompliance it will not receive a renewal expectancy. If the FCC grants the licensee a renewal expectancy during the first step of the hearing process and the licensee is basically qualified, its license renewal application will be automatically granted and any competing applications will be denied. If however, the FCC denies the licensee's request for renewal expectancy, the licensee's application will be comparatively evaluated under specifically enumerated criteria with the applications filed by competing applicants.

    The exception to the two-step renewal hearing process allows a competing applicant proposing to provide service that far exceeds the service presently being provided by the incumbent licensee to request a waiver of the two-step process. If the waiver request is granted, the FCC will hold only a comparative hearing, I.E., it will not make a threshold determination in the first instance as to whether the incumbent licensee is entitled to a renewal expectancy.

    CELLULAR SERVICE AREA. Under FCC rules, the authorized service area for a cellular licensee in a market is referred to as the CGSA. In all FCC-designated markets, at least one cell site must have been placed into commercial service within 18 months after the award of the construction permit. The CGSA is defined as the area served by the cellular licensee (as computed by a mathematical formula based on the height and power of operating cell sites within which the licensee is entitled to protection from interference on its frequencies). The CGSA will be smaller than the designated FCC market if a licensee has not fully built-out its system, or it may be larger than the market if the licensee serves areas of adjacent markets that are unserved by the adjacent licensee. Cellular licensees do not need to obtain FCC authority prior to increasing the CGSA within their FCC-designated market during the five-year period after the construction permit is initially granted for the market. However, FCC notification of construction is generally still required. After the five-year exclusive period has expired, any entity may apply to serve the unserved areas of the market that comprise at least 50 contiguous square miles and are outside of the licensees' CGSA (an "unserved area application"). The Company has selected target expansion areas based upon specific financial criteria and does not plan to expand in areas where these criteria are not projected to be met.

    Unserved area applications are filed in two phases, Phase I and Phase II. During the first half of 1993, the FCC accepted Phase I unserved area applications for frequency blocks in all markets where: the five-year fill-in period had already expired or would expire on or before March 15, 1993; no applications for initial authorizations were filed; and authorizations were surrendered, or canceled for failure to meet the 18-month construction deadline or other reasons. For all other markets, Phase I applications are due on the 31st day following expiration of the five-year fill-in period. All Phase I applications for a given market are deemed mutually exclusive even if their proposed CGSAs do not overlap. Once an authorization has been granted to a Phase I applicant, the permittee has 90 days within which to file an application requesting FCC authority to make major modifications to its Phase I system. The FCC will not accept any other applications for unserved areas in the market during this period that are mutually exclusive with the Phase I carrier's major modification application.

    Phase II unserved area applications for any remaining area may be filed on the 121st day after the Phase I authorization has been granted (or if no Phase I applications are filed, on the first day after Phase I applications for that market are permitted). In the event mutually exclusive applications are filed the authorization will be issued by auction. Phase II applications may propose CGSAs that cover area in more than one market. Phase II applications are deemed to be mutually exclusive only if their CGSAs overlap in such a way that the grant of one would preclude the grant of the other. Phase II applications will be placed on public notice by the FCC, and all interested and qualified parties will have an opportunity to apply for the same market area within 30 days of the public notice.

    Applicants for unserved areas not contiguous with licensed systems must propose to serve a minimum of 50 contiguous square miles and must demonstrate their financial qualifications to construct the proposed system and to operate it for one year (assuming no revenues). Existing licensees proposing to expand their systems through the filing of an unserved area application are not subject to the 50 square mile minimum coverage rule, nor are they required to make a financial qualifications showing. Under recent legislation described below, mutually exclusive unserved area applications are processed by lottery selection procedures (for applications filed prior to July 26, 1993) or by auctions (for applications filed after July 26, 1993), and existing cellular carriers receive no preference in the lottery selection or auction process.

    Unserved area cellular carriers (both Phase I and Phase II) are accorded one year within which to complete construction of their systems. Unserved area cellular carriers are not accorded a five-year fill-in period. If an unserved area cellular carrier forfeits its authorization for failure to construct, the areas which thereby revert to "unserved" status may be applied for under Phase II procedures.

    ALIEN OWNERSHIP RESTRICTIONS. The Communications Act prohibits the issuance of a license to, or the holding of a license by, any corporation of which any officer or director is a non-U.S. citizen or of which more than 20% of the capital stock is owned of record or voted by non-U.S. citizens or their representatives or by a foreign government or a representative thereof, or by any corporation organized under the laws of a foreign country. The Communications Act also prohibits the issuance of a license to, or the holding of a license by, any corporation directly or indirectly controlled by any other corporation of which any officer or more than 25% of the directors are non-U.S. citizens or of which more than 25% of the capital stock is owned of record or voted by non-U.S. citizens or their representatives or by a foreign government or representative thereof, or by any corporation organized under the laws of a foreign country, although the FCC has the power in appropriate circumstances to waive these restrictions. The FCC has interpreted these restrictions to apply to partnerships and other business entities as well as corporations, with certain modifications. Failure to comply with these requirements may result in denial or revocation of licenses. The Articles of Incorporation of the Company contain prohibitions on foreign ownership or control of the Company that are substantially similar to those contained in the Communications Act.

    RECENT LEGISLATION. The Omnibus Budget Reconciliation Act of 1993 (the "Budget Act"), among other things, generally requires the FCC to work with the Department of Commerce to reallocate at least 200 MHz of spectrum from federal government use to private commercial use; to issue initial licenses for radio spectrum for which mutually exclusive applications have been filed for the purpose of offering commercial communications services to subscribers either by comparative hearing or competitive bidding (I.E., auctions); to treat as common carriers PCS licensees as well as providers of commercial mobile services (including SMR services) that previously were regulated as private carriers; to issue final rules relating to the licensing of PCS; and to impose regulatory fees upon virtually all FCC licensees, including cellular licensees, to help recover the FCC's administrative costs in regulating such entities (the "Spectrum Legislation").

    In devising a methodology for auctions between mutually exclusive applicants, the Spectrum Legislation directs the FCC, among other things, to promote the development and rapid deployment of new technologies, products and services to the public, including those residing in rural areas. Further, the Spectrum Legislation prohibits the FCC from conducting lotteries to issue initial licenses for commercial services for which mutually exclusive applications are filed, unless one or more applications for such license were accepted for filing prior to July 26, 1993. Thus, all future initial applications for cellular unserved areas (if deemed to be mutually exclusive) and all applications for PCS licenses, would be issued by a competitive bidding process. Competitive bidding will not apply to applications for license renewal or applications to assign or transfer control of existing licenses.

    The Spectrum Legislation also preempts state rate or entry regulation on commercial mobile services unless a particular state petitions the FCC for authority to exercise (or continue exercising) such regulatory authority and the FCC grants the petition. Several states filed such petitions, all of which have been denied. The Spectrum Legislation also directs the FCC to assess and collect regulatory fees from virtually all FCC licensees, including cellular carriers. Under the initial fee schedule, cellular carriers are required to pay an annual fee of $60.00 per 1,000 subscribers.

STATE, LOCAL AND OTHER REGULATION

    STATE. Following receipt of an FCC construction permit and prior to the commencement of commercial service (prior to construction in certain states), a cellular licensee must also obtain any necessary approvals from the appropriate regulatory bodies in each of the states in which it will offer cellular service. Certain states require cellular system operators to be certified by such state to serve as common carriers. In addition, certain state authorities regulate certain service practices of cellular system operators. While such state regulations may affect the manner in which the Company's affiliates conduct their business and could adversely affect their profitability, they should not place the Company's affiliates at a competitive disadvantage with other service providers in the same markets. The Company has not experienced and does not presently contemplate any regulatory constraints, difficulties or delays.

    FAA, ZONING AND OTHER LAND USE. The location and construction of cellular transmitter towers and antennas are subject to Federal Aviation Administration ("FAA") regulations and may be subject to federal, state and local environmental regulation as well as state or local zoning, land use and other regulation. Before a system can be put into commercial operation, the grantee of a construction permit must obtain all necessary zoning and building permit approvals for the cell sites and MTSO locations and must secure state certification and tariff approvals, if required. The time needed to obtain zoning approvals and requisite state permits varies from market to market and state to state. Likewise, variations exist in local zoning processes. There can be no assurance that any state or local regulatory requirements currently applicable to the systems in which the Company's affiliates have an interest will not be changed in the future or that regulatory requirements will not be adopted in those states and localities which currently have none.

EMPLOYEES

    As of June 15, 1995, the Company had 414 full-time employees. The Company engages the services of independent contractors on an as-needed basis.

PROPERTIES

    In addition to the direct and attributable interests in cellular licensees discussed in this Prospectus, the Company leases its principal executive offices (consisting of approximately 49,900 square feet) located in Englewood, Colorado. The Company and its affiliates lease and own locations for inventory storage, microwave, cell site and switching equipment and administrative offices.

LEGAL PROCEEDINGS

    There are no material, pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject which, if adversely decided, would have a material adverse effect on the Company.

                                 USE OF PROCEEDS

     The Selling Securityholders will receive all of the net proceeds from the sale of the shares offered hereby. The Company will not receive any of the proceeds from the sale of such shares.

                             SELLING SECURITYHOLDERS


     The shares covered by this Prospectus are being offered by the Selling Securityholders identified in the table below. The following table sets forth certain information as of June 16, 1995, with respect to the Selling Securityholders and the shares offered hereby:

                                                      Number    Number of Shares
                                                    of Shares     Offered (1)
Name of Selling Securityholder                      Owned (1)
- --------------------------------------------------------------------------------
First Interstate Bank of Oregon, as Agent
for Oregon Equity Fund                                150,000          150,000
State of Delaware Retirement Plan                      33,333           33,333
The Northern Trust as Trustee for Nalco
Chemical Company Retirement Trust                      16,666           16,666
Joan B. Spears                                          1,666            1,666
Rockefeller Brothers Fund                              13,333           13,333
Clement C. Moore II                                     1,666            1,666
Saidye Rosner Bronfman Ava Trust                        1,666            1,666
The Turbo Trust                                         1,666            1,666
Joshua Associates                                       1,666            1,666
Crocodile Associates                                    1,666            1,666
Margaret D. Norris Trust                                6,666            6,666
Diana Ross IRA                                          1,666            1,666
SBSF Convertible Securities Fund                       40,000           40,000
Louis R. Benzak                                         1,666            1,666
River Branch Foundation                                 6,666            6,666
Cape Branch Foundation                                  5,000            5,000
Hilary Hale Trust                                       1,666            1,666
Linda Hoag Hale Trust - Pch                             1,666            1,666
Zellerbach Family Fund                                  5,000            5,000
Henry Babson Special Investments                        6,666            6,666
Parkland Equity Capital Fund I, L.P. Spe               10,000           10,000
Riverbank Associates                                    6,666            6,666
Estate of Richard B. Salomon                           13,333           13,333

- --------------------
(1) All shares are issuable upon conversion of the Notes.

     The preceding table has been prepared based upon information furnished to the Company by or on behalf of the Selling Securityholders.

     Other than as a result of the ownership of the Notes or shares issuable upon conversion thereof, none of the Selling Securityholders listed above has had any material relationship with the Company within the past three years.

     Because the Selling Securityholders may offer all or some of the shares pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the Selling Securityholders after completion of this offering, no estimate can be given as to the number of shares that will be held by the Selling Securityholders after completion of this offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     The Company will receive no proceeds from this offering. The shares offered hereby may be sold from time to time to purchasers directly by any of the Selling Securityholders acting as principals for their own account in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale, or at negotiated prices. Such prices will be determined by the Selling Securityholders. Alternatively, any of the Selling Securityholders may from time to time offer the shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and/or the purchasers of the shares for whom they may act as agent. Each Selling Securityholder will be responsible for payment of any and all commissions to brokers which will be negotiated on an individual basis. To the extent required, the number of shares to be sold, the names of the Selling Securityholders, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Securityholders from the sale of the shares offered by the Selling Securityholders hereby will be the purchase price of such shares less any broker's commissions.

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares offered hereby may not simultaneously engage in market making activities with respect to the shares for a period of two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares by the Selling Securityholders.

     In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that any Selling Securityholder will sell any or all of the shares described herein and may transfer, devise or gift such securities by other means not described herein.

     The Company and the Selling Securityholders are obligated to indemnify each other against certain liabilities arising under the Securities Act.


                                  LEGAL MATTERS



     The validity of the Common Stock offered hereby will be passed upon for the Company by Amy M. Shapiro, Vice President, Secretary and General Counsel for the Company. As of June 16, 1995, Ms. Shapiro was the beneficial owner (for purposes of the Exchange Act) of 22,959 shares of the Company's Common Stock.


                                     EXPERTS


     The consolidated financial statements of the Company at September 30, 1994 and 1993 and for each of the three years in the period ended September 30, 1994, incorporated by reference in CommNet Cellular Inc.'s Annual Report (Form 10-K) as amended by Form 10-K/A No. 1 filed on January 11, 1995, Form 10-K/A No. 2 filed May 25, 1995 and Form 10-K/A No. 3 filed June 16, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The estimated expenses to be paid by the Company in connection with the distribution of the securities being registered are as follows:

     Securities and Exchange Commission Fee . . . . . . . . . . . . $ 2,845.78
     *Accounting Fees and Expenses  . . . . . . . . . . . . . . . .   4,500.00
     *Legal Fees and Expenses . . . . . . . . . . . . . . . . . . .         --
     *Printing Expenses . . . . . . . . . . . . . . . . . . . . . .     500.00
     *Miscellaneous Expenses  . . . . . . . . . . . . . . . . . . .   2,154.22
                                                                    ----------
          Total . . . . . . . . . . . . . . . . . . . . . . . . . . $10,000.00
                                                                    ----------
                                                                    ----------

- --------------------

     *Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article IX of the Company's Articles of Incorporation provides in part:

          B. The Corporation shall, to the fullest extent permitted by applicable law, (i) indemnify, and (ii) advance litigation expenses prior to the final disposition of an action, to any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation or served any other enterprise as a director or officer at the request of the Corporation and such rights of indemnification and to advancement of litigation expenses shall also be applicable to the heirs, executors, administrators and legal representatives of such director or officer.

          C. The foregoing provisions of Article IX shall be deemed to be a contract between the Corporation and each director and officer who serves in such capacity at any time while this Article IX is in effect, and any repeal or modification hereof shall not affect the rights or obligations then or therefore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such stated facts.

          D. The foregoing rights to indemnification and to advancement of litigation expenses shall not be deemed exclusive of any other rights to which a director or officer or his or her legal representatives may be entitled apart from the provisions of this Article IX.

ITEM 16.  EXHIBITS.

     The following is a complete list of exhibits filed as a part of this Registration Statement and which are incorporated herein.



EXHIBIT NO.

     4.1     Specimen certificate representing Common Stock.
             Incorporated herein by reference to Exhibit 4.1 to the Company's registration statement on Form S-18, SEC File No. 33-2700.


     *5.1 Opinion of Amy M. Shapiro regarding legality of the securities covered by this Registration Statement.

     23.1 Consent of Amy M. Shapiro, general counsel for the Company (included in Exhibit 5.1)

     **23.2  Consent of Ernst & Young LLP, independent auditors.

     --------------------
     *  Previously filed.
     ** Filed herewith.


ITEM 17.  UNDERTAKINGS.

     (a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment to the Registration Statement of any of the securities being registered which remain unsold at the termination of this offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 14 of this Part II, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on June 28, 1995.

                                        COMMNET CELLULAR INC.

                                        By:   /s/ Arnold C. Pohs
                                             ----------------------------------
                                             Arnold C. Pohs, President


          Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


 SIGNATURE               TITLE                                     DATE
 ---------               -----                                     ----

         *               Chairman of the Board, President         June 28, 1995
- ----------------------   and Chief Executive Officer
 Arnold C. Pohs          (Principal Executive Officer)


         *               Executive Vice President, Treasurer,     June 28, 1995
- ----------------------   Chief Financial Officer and Director
 Daniel P. Dwyer         (Principal Financial Officer)


         *               Senior Vice President and                June 28, 1995
- ----------------------   Controller
Andrew J. Gardner        (Principal Accounting Officer)



         *               Director                                 June 28, 1995
- ----------------------
John E. Hayes, Jr.


         *               Director                                 June 28, 1995
- ----------------------
David E. Simmons

*/s/ Amy M. Shapiro, ATTORNEY-IN-FACT

                                  EXHIBIT INDEX


Exhibit No.                                                            Page No.
- -----------                                                            --------

     4.1     Specimen certificate representing Common Stock.
             Incorporated herein by reference to Exhibit 4.1 to the Company's registration statement on Form S-18, SEC File No. 33-2700.

    *5.1 Opinion of Amy M. Shapiro regarding legality of the securities covered by this Registration Statement.

    23.1 Consent of Amy M. Shapiro, general counsel for the Company (included in Exhibit 5.1)

  **23.2     Consent of Ernst & Young LLP, independent auditors.

- --------------------
*  Previously filed.
** Filed herewith.